Exhibit 99.2

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with the Information Agent for the Offer and with your investment dealer, stockbroker, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is an offence. This document does not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

July 22, 2009

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares

(together with associated rights issued under the shareholder rights plan) of

CANADIAN HYDRO DEVELOPERS, INC.

at a price of

Cdn.$4.55 for each Common Share

by

1478860 ALBERTA LTD.

a wholly-owned subsidiary of

TRANSALTA CORPORATION

1478860 Alberta Ltd. (the “Offeror”), a wholly-owned subsidiary of TransAlta Corporation (“TransAlta”), hereby offers (the “Offer”) to purchase, at a purchase price of Cdn. $4.55 in cash per share (the “Offer Price”) on and subject to the terms and conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), all of the issued and outstanding common shares in the capital of Canadian Hydro Developers, Inc. (“Canadian Hydro”), together with the associated rights (the “SRP Rights” and, together with the common shares in the capital of Canadian Hydro, the “Common Shares”) issued and outstanding under the shareholder rights plan agreement of Canadian Hydro (the “Shareholder Rights Plan”), and including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Canadian Hydro (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares. The Offer Price is subject to adjustment in certain circumstances. See Section 9 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (CALGARY TIME) ON AUGUST 27, 2009 (THE “EXPIRY TIME”), UNLESS WITHDRAWN OR EXTENDED BY THE OFFEROR.

The Offer is subject to certain conditions, including, without limitation, (i) there being validly deposited under the Offer and not properly withdrawn at the Expiry Time such number of Common Shares which, together with any Common Shares held by the Offeror and its affiliates (if any), constitute at least 66 2/3% of the outstanding Common Shares (calculated on a fully-diluted basis), and (ii) the Shareholder Rights Plan being waived, invalidated or cease traded. These conditions and the other conditions of the Offer are described under Section 4 of the Offer, “Conditions of the Offer”.

The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “KHD”. The Offer represents a premium of approximately 30% over the volume weighted average trading price of the Common Shares on the TSX for the 10 trading days immediately preceding the announcement by the Offeror on July 20, 2009 of its intention to make the Offer, and a premium of approximately 25% over the closing price of the Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer. On July 17, 2009, the last trading day prior to the announcement by the Offeror of its intention to make the Offer, the closing price of the Common Shares on the TSX was Cdn.$3.65.

If Common Shares validly deposited under the Offer are taken up and paid for, the Offeror intends, subject to applicable law, to acquire, directly or indirectly, all outstanding Common Shares not deposited under the Offer by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as described in Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”. It is intended that the terms of any such transaction will provide that each issued and outstanding Common Share will entitle its holder (a “Shareholder”) to receive the same consideration paid to Shareholders under the Offer.

The Offeror has engaged CIBC Mellon Trust Company to act as depositary (the “Depositary”) and Georgeson Shareholder Communications Canada Inc. to act as information agent (the “Information Agent”) for the Offer.  RBC Dominion Securities Inc. and Goldman Sachs Canada Inc. (the “Dealer Managers”) have been engaged to act as the dealer managers for the Offer in Canada.

Shareholders wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (printed on green paper) or a manually executed facsimile thereof and deposit it, together with certificate(s) representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of the Depositary in Toronto, Ontario, prior to the Expiry Time and all in accordance with the transmittal instructions in the Letter of Transmittal. The Offer may also be validly accepted by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”.

Alternatively, a Shareholder wishing to deposit Common Shares and whose certificate(s) for such Common Shares are not immediately available or whose certificate(s) for such Common Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, or who cannot comply with the procedures for delivery by book-entry transfer on a timely basis, may deposit such Common Shares by following the procedures for guaranteed delivery set forth in Sections 2 and 3 of the Offer, “Time for Acceptance” and “Manner of Acceptance” using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually executed facsimile thereof.

Questions and requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Managers and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary, Information Agent or the Dealer Managers at their respective offices and telephone numbers shown below. Additionally, copies of this document and related materials may also be found under Canadian Hydro’s profile at www.sedar.com.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Common Shares or related securities of Canadian Hydro as permitted by applicable law.  See Section 12 of the Offer, “Market Purchases of Common Shares”.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner of Common Shares, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Persons whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares to the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

100 University Avenue, 11th Floor

Toronto, Ontario, Canada  M5J 2Y1

North American Toll Free Number: 1-866-783-6752

Bank, Brokers and collect calls: 1-212-806-6859

The Depositary for the Offer is:

CIBC Mellon Trust Company

199 Bay Street, Commerce Court West, Securities Level

Toronto, Ontario, Canada  M5L 1G9

Toll Free (North America): 1-800-387-0825

Overseas: (416) 643-5500

Email: inquiries@cibcmellon.com

The Dealer Managers for the Offer are:

RBC Dominion Securities Inc.	Goldman Sachs Canada Inc.
200 Bay Street, 4th Floor	1310, 311 – 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements which are different from those of the United States.

The enforcement by Shareholders of civil liabilities under United States federal or state securities laws may be adversely affected by the fact that: (a) the Offeror is a corporation governed under the laws of the Province of Alberta; (b) TransAlta is a corporation governed under the federal laws of Canada; (c) some or all of the Offeror’s, TransAlta’s or Canadian Hydro’s respective officers and directors are residents of jurisdictions outside of the United States; (d) the Dealer Managers may reside in a jurisdiction outside of the United States; and (e) all or a substantial portion of the assets of the Offeror, TransAlta and Canadian Hydro and of the above–mentioned Persons may be located in jurisdictions outside of the United States.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada.  Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO HOLDERS OF CANADIAN HYDRO OPTIONS AND OTHER SECURITIES

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must fully exercise, exchange or convert the options, rights or other securities, to the extent permitted by the terms of such securities and applicable law in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of Canadian Hydro Options does not fully exercise its Canadian Hydro Options and deposit the resulting Common Shares under the Offer prior to the Expiry Time, such Canadian Hydro Options will remain outstanding, shall expire or be terminated, as the case may be, following the Expiry Time in accordance with their terms and conditions. See Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”.

The tax consequences to holders of outstanding Canadian Hydro Options of exercising or not exercising their Canadian Hydro Options are not described in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of such Canadian Hydro Options should consult their advisors for advice with respect to potential income tax or other consequences to them in connection with the decision to exercise or not exercise their Canadian Hydro Options.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On July 21, 2009, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was $1.00 = US$0.9027.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the accompanying Offer and Circular, including statements made under Section 1 of the Circular, “The Offeror and TransAlta”, Section 5 of the Circular, “Purpose of the Offer and Plans for Canadian Hydro”, Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”, and Section 12 of the Circular, “Source of Funds”, in addition to certain statements contained elsewhere in the Offer and Circular, are “forward-looking statements” and are prospective. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “targets”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on estimates and assumptions made by the Offeror and TransAlta in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Offeror and TransAlta believe are appropriate in the circumstances, including their expectations of the timing, and the terms and benefits of the proposed acquisition. Many factors could cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, general business and economic conditions; the failure to meet certain conditions of the Offer; the ability to integrate the operations of Canadian Hydro; the timing and receipt of governmental approvals necessary to complete the Offer; the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable; and legislative and/or regulatory changes. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in the Offer and Circular. The Offeror and TransAlta disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or other circumstances, except to the extent expressly required by applicable law.

While the Offer is being made to all Shareholders on the books of Canadian Hydro, this document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE REGARDING CANADIAN HYDRO INFORMATION

Unless otherwise indicated, the information concerning Canadian Hydro contained in the Offer and Circular has been taken from or based entirely upon publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer and has not been independently verified by the Offeror.  Although the Offeror has no knowledge that would indicate that any of the statements contained in the Offer and Circular and taken from or based on such public documents, records and sources are untrue or incomplete, the Offeror assumes no responsibility for the accuracy or completeness of such information, or for any failure by Canadian Hydro to disclose publicly facts, events or acts that may have occurred or come into existence or that may affect the significance or accuracy of any such information and that are unknown to the Offeror. Unless otherwise indicated, information concerning Canadian Hydro is given as at July 20, 2009.

No stockbroker, investment dealer or other person (including the Dealer Managers and the Depositary and Information Agent) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in the Offer, other than those contained in the Offer and in the Circular, and if any such information is given or made it must not be relied upon as having been authorized by the Offeror.

GLOSSARY

In the Offer Documents, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer Documents:

“ABCA” means the Business Corporations Act (Alberta), as amended;

“affiliate” has the meaning ascribed thereto in MI 62-104;

“Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC and the Depositary to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant, and that the Offeror may enforce such agreement against such participant;

“ARC” means an Advance Ruling Certificate issuable under Section 102 of the Competition Act;

“associate” has the meaning ascribed thereto in MI 62-104;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of the Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“Canadian Hydro” means Canadian Hydro Developers, Inc., a corporation incorporated under the laws of the Province of Alberta;

“Canadian Hydro Options” means the outstanding options to acquire Common Shares granted under the Stock Option Plan as of the Offer Commencement Date;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the take-over bid circular accompanying the Offer and forming part hereof;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Common Shares” means issued and outstanding common shares in the capital of Canadian Hydro together with the associated SRP Rights;

“Competition Act” means the Competition Act (Canada), as amended;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”;

“Court” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”;

“CRA” means the Canada Revenue Agency;

“Dealer Managers” means RBC Dominion Securities Inc. and Goldman Sachs Canada Inc., in their capacities as dealer managers for the Offer in Canada;

“Depositary” means CIBC Mellon Trust Company, in its capacity as depositary for the Offer;

“Deposited Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”;

“Dissenting Offeree” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”;

“Distribution” or “Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”;

“DTC” means The Depository Trust Company;

“Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada (IIROC), members of the Financial Industry Regulatory Authority, Inc. (FINRA) or banks and trust companies in the United States;

“Expiry Time” means 6:00 p.m. (Calgary time) on August 27, 2009, unless the Offer is withdrawn or is extended pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer or Circular”, in which case the Expiry Time shall mean the latest date and time on which the Offer as so extended expires;

“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, such number of outstanding Common Shares calculated assuming that all outstanding Canadian Hydro Options and any other options, rights or securities to acquire Common Shares are exercised, converted, exchanged or settled (whether vested or unvested), but excluding the Common Shares issuable upon exercise of the SRP Rights;

“Governmental Entity” means: (a) any body or organization, nation, government, state, province, country, territory, municipality, quasi-government, executive, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, commissioner, minister, cabinet, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies; or (d) any national securities exchange, any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization;

“Independent Shareholders” has the meaning ascribed thereto in the Shareholder Rights Plan;

“Information Agent” means Georgeson Shareholder Communications Canada Inc., in its capacity as the information agent in respect of the Offer;

“insider” has the meaning ascribed thereto in the Securities Act (Ontario), as amended;

“IRS” means the U.S. Internal Revenue Service;

“Letter of Transmittal” means, in respect of the Common Shares, a letter of transmittal accepting the Offer in the form printed on green paper accompanying the Offer and Circular;

“Material Adverse Effect” means any condition, event, circumstance, change, development, occurrence or state of facts (i) in the business, assets, operations, capitalization, properties, condition (financial or otherwise), equity or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights or privileges, labour relations or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Canadian Hydro or its subsidiaries which, when considered either individually or in the aggregate, is or may be materially adverse to Canadian Hydro (on a consolidated basis), or (ii) which, when considered either individually or in the aggregate, would be expected to reduce the anticipated economic value to the Offeror or TransAlta of the acquisition of Canadian Hydro or make it inadvisable for or impair the ability of the Offeror to proceed with the Offer and/or to take up and pay for Common Shares deposited under the Offer and/or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were completed, would be materially adverse to the Offeror or TransAlta or any of its affiliates or which would limit, restrict or impose limitations or conditions on the ability of the Offeror or TransAlta to own, operate or effect control over any material portion of the business or assets of Canadian Hydro or its subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of Canadian Hydro or its subsidiaries or would compel TransAlta or its affiliates to dispose of or hold separate any material portion of the business or assets of TransAlta or its affiliates;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Minimum Condition” has the meaning ascribed thereto in clause (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Minimum Required Shares” means that number of the outstanding Common Shares required to be validly deposited and not properly withdrawn at the Expiry Time pursuant to the Minimum Condition, unless the Offeror shall have waived the Minimum Condition, in which case “Minimum Required Shares” means the number of outstanding Common Shares which the Offeror first takes up;

“misrepresentation” has the meaning ascribed thereto under the Securities Act (Ontario), as amended;

“MW” means megawatts;

“Non-Resident Shareholder” has the meaning ascribed thereto under Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form printed on yellow paper accompanying the Offer and Circular;

“Offer” means the offer to purchase all of the issued and outstanding Common Shares made hereby to Shareholders, the terms and conditions of which are set forth in the Offer Documents;

“Offer Commencement Date” means July 22, 2009;

“Offer Documents” means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offer Period” means the period commencing on the Offer Commencement Date and ending at the Expiry Time;

“Offer Price” means a purchase price of $4.55 in cash per Common Share;

“Offeror” means 1478860 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of TransAlta;

“Offeror’s Notice” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”;

“OSC Rule 62-504” means OSC Rule 62-504 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Permitted Bid” has the meaning ascribed thereto in Section 7 of the Circular, “Shareholder Rights Plan”;

“Person” means any individual, corporation (including a not-for-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, trustee, association, organization, firm, syndicate, Governmental Entity or other entity of any kind or nature, except as otherwise provided for herein;

“Proposed Amendments” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Purchased Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“Redeemable Shares” has the meaning ascribed thereto under Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Subsequent Acquisition Transaction”;

“Resident Shareholder” has the meaning ascribed thereto under Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada”;

“Rights Certificates” means separate certificates evidencing the SRP Rights after the Separation Time;

“Securities Authorities” means the TSX and the Securities Regulatory Authorities of the applicable provinces and territories of Canada;

“Securities Laws” means any applicable Canadian provincial securities laws, rules and any other applicable securities laws;

“Securities Regulatory Authorities” means the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and, if applicable, the U.S. Securities and Exchange Commission and U.S. state securities regulatory authorities;

“Separation Time” has the meaning ascribed thereto in Section 7 of the Circular, “Shareholder Rights Plan”;

“Share Certificates” means certificates representing Common Shares and where the Separation Time has occurred prior to the Expiry Time, common shares in the capital of Canadian Hydro;

“Shareholder Rights Plan” means the shareholder rights plan agreement made as of April 24, 2008, between Canadian Hydro and Computershare Trust Company of Canada, as the rights agent;

“Shareholders” means holders of Common Shares, and “Shareholder” means any one of them;

“Soliciting Dealer” has the meaning ascribed thereto in Section 19 of the Circular, “Dealer Managers”;

“Soliciting Dealer Group” has the meaning ascribed thereto in Section 19 of the Circular, “Dealer Managers”;

“Special Shares” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Subsequent Acquisition Transaction”;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Stock Option Plan” means the stock option plan of Canadian Hydro as of the Offer Commencement Date, as amended from time to time;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”;

“subsidiary” means, with respect to any Person, any other Person of which 50% or more of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its subsidiaries and, in the case of Canadian Hydro, a “subsidiary” shall include, without limitation, any Person that is treated as a subsidiary by Canadian Hydro for purposes of its financial statements;

“Take-over Bid” has the meaning ascribed thereto in the Shareholder Rights Plan;

“Tax Act” means the Income Tax Act (Canada), as amended;

“TIN” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Backup Withholding”;

“Trading Day” has the meaning ascribed thereto in the Shareholder Rights Plan;

“TransAlta” means TransAlta Corporation, a corporation existing under the federal laws of Canada;

“TSX” means the Toronto Stock Exchange;

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder; and

“U.S. Shareholder” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Backup Withholding”.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning Canadian Hydro contained in this summary and the Offer Documents has been taken from, or is based solely upon, publicly available documents or records on file with Securities Regulatory Authorities and other public sources. Although the Offeror has no reason to doubt the accuracy of Canadian Hydro’s public filings, it is not in a position to independently assess or verify the information in Canadian Hydro’s publicly filed documents. The Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by Canadian Hydro to disclose publicly events, facts or acts that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to the Offeror. See “Notice Regarding Canadian Hydro Information”. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offeror is offering to purchase during the Offer Period, at the Offer Price, on and subject to the terms and conditions of the Offer, all of the issued and outstanding Common Shares, including any Common Shares that may become issued and outstanding after the Offer Commencement Date but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Canadian Hydro (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares. The Offer Price is subject to adjustment in certain circumstances. See Section 9 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”.

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. See Section 6 of the Circular, “Canadian Hydro Options”.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

While the Offer is being made to all Shareholders on the books of Canadian Hydro, this document does not constitute an offer or a solicitation to any Shareholder in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Reasons to Accept the Offer

Shareholders should consider the following factors in making their decision to accept the Offer:

Significant Premium. The Offer is an all-cash offer that represents a premium of approximately 30% over the volume weighted average trading price of the Common Shares on the TSX for the 10 trading days immediately preceding the announcement by the Offeror on July 20, 2009 of its intention to make the Offer, and a premium of approximately 25% over the closing price of the Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer.

Liquidity. There is limited liquidity for Shareholders in the trading of the Common Shares on the TSX, with the average daily volume of the Common Shares traded in the 12 months preceding announcement of the Offeror’s intention to make the Offer equalling less than 0.2% of the issued and outstanding Common Shares. The Offer represents a liquidity event for Shareholders at a significant premium with the certainty of a fully-financed, all-cash offer and without having to pay brokerage fees or commissions.

Compelling Value. The Offer provides compelling value for the Common Shares, taking into consideration both the existing assets and growth potential of Canadian Hydro.  The Offer gives Shareholders the ability to realize this value immediately and without exposure to the inherent execution and financing risks associated with Canadian Hydro’s business plan.

See also Section 4 of the Circular, “Reasons to Accept the Offer”.

The Offeror

The Offeror is a corporation incorporated under the laws of the Province of Alberta and is a wholly-owned subsidiary of TransAlta. The Offeror was incorporated for the purpose of making the Offer.  See Section 1 of the Circular, “The Offeror and TransAlta”.

TransAlta

TransAlta is a corporation existing under the federal laws of Canada. TransAlta is among Canada’s largest non-regulated electricity generation and energy marketing companies. TransAlta’s common shares trade on the facilities of the TSX under the symbol “TA” and on the New York Stock Exchange under the symbol “TAC”.  TransAlta is a reporting issuer in each of the Provinces of Canada.

TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1909. TransAlta is among Canada’s largest non-regulated electricity generation and energy marketing companies with an aggregate net ownership interest of 7,963 MW of generating capacity operating in facilities having approximately 9,700 MW of aggregate generating capacity. In addition, TransAlta has facilities in development or under construction with a net ownership interest of 525 MW, of an aggregate generating capacity of 750 MW.   TransAlta is focused on generating electricity in Canada, the United States and Australia through its diversified portfolio of facilities fuelled by coal, gas, hydroelectric, wind and geothermal resources.

In Canada, TransAlta holds a net ownership interest of 5,648 MW of electrical generating capacity in thermal, gas-fired, wind-powered and hydroelectric facilities, including 4,940 MW in Western Canada, 628 MW in Ontario and 80 MW in New Brunswick.

In the United States, TransAlta’s principal facilities include a 1,376 MW thermal facility and a 248 MW gas-fired facility, both located in Centralia, Washington, which supply electricity to the Pacific Northwest. TransAlta also holds a 50% interest in CE Generation, LLC, through which it has an aggregate net ownership interest of approximately 385 MW of generating capacity in geothermal facilities in California and gas-fired facilities in Texas, Arizona and New York. In addition, TransAlta also has six MW of electrical generating capacity through hydroelectric facilities located in Washington and Hawaii.

In Australia, TransAlta has 300 MW of net electrical generating capacity from gas-fired generation facilities.

TransAlta maintains a low to moderate risk business strategy by operating a highly contracted and diversified portfolio of facilities fuelled by coal, natural gas, hydroelectric, wind and geothermal resources.  With over 1,200 MW of renewable generation in operation, 15% of TransAlta’s entire portfolio, the company is one of Canada’s largest publicly traded renewable generators.

TransAlta is a recognized leader in sustainable development and a member of the Dow Jones Sustainability North America Index, the FTSE Good Index and was recently selected by Jantzi Research as one of Canada’s 50 most responsible companies.

See Section 1 of the Circular, “The Offeror and TransAlta”.

Canadian Hydro

Canadian Hydro is a corporation incorporated under the laws of the Province of Alberta.  Canadian Hydro is a non-utility developer of low-impact renewable power generation facilities, with operations in Alberta, Ontario, British Columbia and Quebec. Canadian Hydro operates 21 power generation facilities with an aggregate capacity of 694 MW (net to its interest).

See Section 2 of the Circular, “Canadian Hydro”.

Reasons for the Offer

The acquisition of Canadian Hydro will further diversify TransAlta’s portfolio of fuels, increasing renewables power generation to 22%, and decreasing power generation from natural gas and coal to 21% and 57%, respectively, and will establish TransAlta as one of Canada’s largest renewable energy producers and expand TransAlta’s renewable growth platform. The acquisition of Canadian Hydro will accelerate TransAlta’s diversification strategy and is consistent with its disciplined approach to capital allocation and its low to moderate risk profile.

See Section 3 of the Circular, “Background to and Reasons for the Offer”.

Purpose of the Offer and Plans for Canadian Hydro

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the issued and Common Shares, including Common Shares that may become issued and outstanding after the Offer Commencement Date but prior to the Expiry Time (other than SRP Rights) upon the conversion, exchange or exercise of any securities of Canadian Hydro that are convertible into, exchangeable or exercisable for Common Shares. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror currently intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share at least equal in value to the consideration paid by the Offeror per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Common Shares acquired by the Offeror pursuant to the Offer. See Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”.

Conditions of the Offer

Notwithstanding any other provision of the Offer, and subject to applicable laws, and in addition to (and not in limitation of) the Offeror’s right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer or Circular”, the Offeror shall have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for Common Shares deposited under the Offer) and not accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the conditions set forth in Section 4 of the Offer, “Conditions of the Offer”, are complied with or waived by the Offeror.

The Offer is conditional upon, among other things, (i) there being validly deposited under the Offer and not properly withdrawn at the Expiry Time such number of Common Shares which, together with any Common Shares held by the Offeror and its affiliates, constitute at least 66 2/3% of the outstanding Common Shares (calculated on a fully-diluted basis), and (ii) the Shareholder Rights Plan being waived, invalidated or cease traded. All of such conditions are for the exclusive benefit of the Offeror and may be waived by it, in whole or in part, at or prior to the Expiry Time without prejudice to any other rights that the Offeror may have. See Section 4 of the Offer, “Conditions of the Offer”.

Time for Acceptance

The Offer is open for acceptance until, but not later than, 6:00 p.m. (Calgary time) on August 27, 2009 or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the Offeror. See Section 2 of the Offer, “Time for Acceptance”, and Section 5 of the Offer, “Extension, Variation or Change in the Offer or Circular”.

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate(s) representing their Common Shares, together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, and all other documents required by the Letter of Transmittal, at the office of the Depositary in Toronto, Ontario at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal that accompanies the Offer and Circular. Persons whose Common Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares to the Offer. The office of the Depositary will be open during normal business hours until the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal” and “Manner of Acceptance – Book-Entry Transfer”.

If a Shareholder is unable to deposit certificate(s) representing its Common Shares in a timely manner or cannot comply with the procedures for delivery by book-entry transfer on a timely basis, such Shareholder may accept the Offer by following the procedures for guaranteed delivery set forth in Sections 2 and 3 of the Offer, “Time for Acceptance” and “Manner of Acceptance”, using the Notice of Guaranteed Delivery.

Payment for Deposited Common Shares

If all the terms and conditions of the Offer have been complied with or waived by the Offeror at or prior to the Expiry Time, the Offeror shall take up and pay for all of the Common Shares validly deposited under the Offer, and not properly withdrawn, not later than 10 days after the Expiry Time. The Offeror shall pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three business days after the Common Shares are taken up and 10 days after the Expiry Time. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

Regulatory Matters

Competition Act

Under Part IX of the Competition Act, certain acquisitions of securities of entities that carry on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. Where pre-merger notification is required, certain information must be provided to the Commissioner and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period. After a complete pre-merger notification is filed, an initial 30-day statutory waiting period (“Waiting Period”) commences. At any time during the Waiting Period, the Commissioner may issue a supplementary information request (“SIR”) to the parties. If issued, the SIR will require the parties to provide further information to the Commissioner. Issuance of a SIR by the Commissioner will extend the Waiting Period to 30 days beyond the date upon which the parties file all of the information requested in the SIR.

If, as a result of her review, the Commissioner is of the view that the Offer and the transactions related thereto prevent or lessen, or are likely to prevent or lessen, competition substantially in a relevant market, the Commissioner may, prior to the expiration of the Waiting Period, apply to the Competition Tribunal for an order under the merger provisions of the Competition Act directing the parties not to proceed with the transaction or, with the consent of the parties, for an order directing the parties to take other activities designed to address the likely anti-competitive impact of the transaction.

If, as a result of her review, the Commissioner is of the view that the Offer and the transactions related thereto do not prevent or lessen, or are not likely to prevent or lessen, competition substantially in a relevant market, the Commissioner may terminate the Waiting Period prior to its expiration by advising the parties that the Commissioner does not intend to make an application for an order under the merger provisions of the Competition Act.

Notwithstanding compliance by the parties with the Part IX pre-merger notification provisions, the Commissioner has a period of one year following completion of the transaction to seek an order under the merger provisions of the Competition Act.

Where a transaction does not raise substantive issues under the Competition Act, the parties may, in lieu of notifying the Commissioner of the transaction under Part IX of the Competition Act, apply to the Commissioner under Part VIII of the Competition Act for an ARC.   The parties may, in addition, request that if no ARC is issued, the Commissioner advise the parties that the Commissioner does not  intend to make an application for an order under the merger provisions of the Competition Act.  The Commissioner’s review of a transaction for the purposes of issuing of an ARC may take longer than the statutory Waiting Period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex.  If a transaction is classified as “non-complex” the service standard period is 14 days.  If it is classified as “complex” or “very complex” the service standard period is 10 weeks and five months, respectively.

If the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The acquisition of the Common Shares by the Offeror is subject to pre-merger notification under the Competition Act. The Offeror has applied for an ARC in respect of the Offer and has also made a pre-merger notification filing. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that:  (i) the Commissioner shall have issued an ARC with respect to the Offer and the transactions related thereto; or (ii) the Waiting Period under Part IX of the Competition Act shall have expired and the Commissioner shall have advised the parties that the Commissioner does not, at that time, intend to make an application for an order under the merger provisions of the Competition Act with respect to the Offer and the transactions related thereto and any terms and conditions attached to any such letter shall be acceptable to the Offeror, in its sole and absolute discretion.

Based on information available to it, the Offeror is of the view that the Offer and the transactions related thereto can be implemented in accordance with their terms. However, there can be no assurance that a challenge to the completion of the Offer under the Competition Act will not be made or that, if such a challenge were made, the Offeror would prevail or would be required to accept certain adverse conditions in order to complete the Offer.

See Section 4 of the Offer, “Conditions of the Offer”, and Section 15 of the Circular, “Regulatory Matters – Competition Act”.

Certain Canadian Federal Income Tax Considerations

In general, a Resident Shareholder who holds Common Shares as capital property and who sells such Common Shares to the Offeror under the Offer, will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

A Non-Resident Shareholder generally will not be subject to Canadian income tax on any gain realized on a disposition of Common Shares to the Offeror under the Offer unless those Common Shares constitute “taxable Canadian property” within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

The foregoing is a brief summary of certain Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 16 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Common Shares pursuant to any Subsequent Acquisition Transaction.

See “Certain Canadian Federal Income Tax Considerations” in Section 16 of the Circular.

Certain United States Federal Income Tax Considerations

In general, a U.S. Holder who holds Common Shares as capital assets and who sells such Common Shares to the Offeror under the Offer will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Common Shares sold in the Offer.

The foregoing is a brief summary of certain U.S. federal income tax consequences only and is qualified by the more detailed general description of U.S. federal income tax considerations under “Certain United States Federal Income Tax Considerations” in Section 17 of the Circular.  U.S. Holders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Common Shares pursuant to any Subsequent Acquisition Transaction.

See “Certain United States Federal Income Tax Considerations” in Section 17 of the Circular.

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal at its office in Toronto, Ontario. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer.

Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer.

Information Agent

The Offeror has retained Georgeson Shareholder Communications Canada Inc. as Information Agent for the Offer. The Information Agent will be responsible for providing information about the Offer to Shareholders and may contact Shareholders by mail, telephone, telecopy, email or in person. Questions and requests for assistance may be directed to the Information Agent at 1-866-783-6752 (toll-free) or 1-212-806-6859 (outside North America).

See Sections 2, 3 and 6 of the Offer, “Time for Acceptance”, “Manner of Acceptance” and “Take Up and Payment for Deposited Common Shares” and Section 18 of the Circular, “Depositary and Information Agent”.

Dealer Managers

The Offeror has retained RBC Dominion Securities Inc. and Goldman Sachs Canada Inc. to act as Dealer Managers for the Offer in Canada. The Dealer Managers have undertaken to form a Soliciting Dealer Group comprised of members of the Investment Industry Regulatory Organization of Canada to solicit acceptances of the Offer from Shareholders in Canada. See Section 19 of the Circular, “Dealer Managers”.

OFFER

TO:         THE SHAREHOLDERS OF CANADIAN HYDRO DEVELOPERS, INC.

1.             THE OFFER

The Offeror hereby offers to purchase, during the Offer Period, on the terms and subject to the conditions hereinafter specified, all of the issued and outstanding Common Shares, including any Common Shares that may become issued and outstanding after the Offer Commencement Date but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Canadian Hydro (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, for $4.55 in cash per Common Share (the “Offer Price”). The Offer Price is subject to adjustment in certain circumstances. See Section 9 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”.

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise, exchange or convert their options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer.  See Section 6 of the Circular, “Canadian Hydro Options”.

Shareholders who have deposited their Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Common Shares will be allocated to the SRP Rights.

The obligation of the Offeror to take up and pay for Common Shares validly deposited pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”. If such conditions have been complied with or, to the extent capable of waiver, waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for the Common Shares validly deposited and not properly withdrawn under the Offer in accordance with the terms of the Offer.

While the Offer is being made to all Shareholders on the books of Canadian Hydro, this document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer. See Section 18 of the Circular, “Depositary and Information Agent”.

The accompanying Glossary, Summary, Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2.             TIME FOR ACCEPTANCE

The Offer is open for acceptance until 6:00 p.m. (Calgary time) on August 27, 2009 or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the Offeror.

See Section 5 of the Offer, “Extension, Variation or Change in the Offer or Circular”, and Section 7 of the Offer, “Right to Withdraw Deposited Common Shares”.

3.             MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be validly accepted by delivering to the Depositary at its office in Toronto, Ontario, so as to be received prior to the Expiry Time:

(a)           the certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)           a Letter of Transmittal in the accompanying form (or a manually signed facsimile copy thereof), properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)           any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate(s) representing Common Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3. Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

Unless waived by the Offeror, Shareholders are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by Canadian Hydro to Shareholders prior to the time that a Shareholder deposits its Common Shares pursuant to the Offer, in order for Common Shares to be validly deposited, Rights Certificates(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by Canadian Hydro to Shareholders by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described below. In any case, a deposit of Common Shares constitutes an agreement by the Shareholder to deliver, for no additional consideration, Rights Certificate(s) representing the associated SRP Rights to the Depositary prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receives Rights Certificate(s) from a Shareholder representing such SRP Rights prior to the Offeror taking up the Common Shares for payment pursuant to the Offer.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or prior to the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, all signature(s) on the Letter of Transmittal and on Share Certificate(s) (and, if applicable, any Rights Certificate(s)) representing deposited Common Shares, and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution.

If a Letter of Transmittal is executed by a Person other than the registered owner(s) of the Common Shares deposited therewith, and in certain other circumstances set forth in the Letter of Transmittal, then the Share Certificate(s) (and, if applicable, the Rights Certificate(s)) representing such Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or such power of attorney guaranteed by an Eligible Institution.

Book-Entry Transfer

Shareholders who have an account maintained by any CDS participating institution may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees, and any other required documents, are received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario prior to the Expiry Time, or the tendering Shareholder must comply with the procedures for guaranteed delivery described under “Procedures for Guaranteed Delivery” for a valid tender of the Common Shares by book-entry transfer. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Delivery of Common Shares to the Depositary by means of a book-entry transfer in accordance with the procedures for book-entry transfer established by CDS or DTC, as applicable, will constitute a valid tender under the Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares (which include SRP Rights) under the Offer and: (a) the Share Certificate(s) and/or, if the Separation Time has occurred prior to the Expiry Time, Rights Certificate(s) representing the associated SRP Rights are not immediately available; (b) the Share Certificate(s) and, if applicable, Rights Certificate(s), representing such Common Shares (including the associated SRP Rights), and all other required documents cannot be delivered to the Depositary prior to the Expiry Time; (c) the procedures for delivery by book-entry transfer, as set forth above, cannot be complied with on a timely basis; or (d) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, such Common Shares (including the associated SRP Rights) may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)           the deposit is made only by or through an Eligible Institution;

(b)           a properly completed and duly executed Notice of Guaranteed Delivery (or if sent by DTC, a message transmitted through electronic means by DTC in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through such electronic means, it must state that DTC has received an express acknowledgement from the participant in DTC on whose behalf the Notice of Guaranteed Delivery is given that such participant has received and agrees to become bound by the Notice of Guaranteed Delivery), or a manually executed facsimile thereof, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario;

(c)                                the Share Certificate(s) and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited Common Shares (including the associated SRP Rights), in proper form for transfer, in each case together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario on or prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time; and

(d)                               if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario on or prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by electronic or facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

General

In all cases, payment for the Common Shares deposited and taken up by the Offeror will be made only after the timely receipt by the Depositary of the Share Certificate(s) (or a Book-Entry Confirmation) (and, if applicable, the Rights Certificate(s)) representing the deposited Common Shares (including the associated SRP Rights), together with a Letter of Transmittal, or manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents.

The method of delivery of the Share Certificate(s) and, if applicable, Rights Certificate(s), representing Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Person depositing those documents. The Offeror recommends that those documents, including delivery through CDS or DTC, be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is recommended that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary prior to the Expiry Time.  Delivery will only be effective upon actual receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt), acceptance and deposit and withdrawal of Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Dividends and Distributions

Subject to the terms and conditions of the Offer and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares (including the associated SRP Rights) covered by the Letter of Transmittal delivered to the Depositary or, in the case of Common Shares (including the associated SRP Rights) (and any other securities) deposited by book-entry transfer, the making of a book-entry transfer (the “Deposited Shares”) and in and to all rights and benefits arising from Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights, whether or not separated from the Common Shares) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after July 20, 2009, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer, the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares, each director and officer of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact, and proxy of the Shareholder delivering the Letter of Transmittal with respect to: (a) the Common Shares (including the associated SRP Rights) deposited pursuant to the Offer and taken up and paid for by the Offeror (the “Purchased Shares”); and (b) any and all Distributions (other than the cash dividends, distribution or payments in respect of which the Offer Price payable by the Offeror has been reduced pursuant to Section 9 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”) in respect of the Purchased Shares on or after July 20, 2009, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (i) to register or record the transfer and/or cancellation of such Purchased Shares and Distributions consisting of securities on the appropriate register maintained by or on behalf of Canadian Hydro; (ii) for so long as any Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Distributions, to revoke any such instrument, authorization or consent given prior to or after the Offeror takes up and pays for the Deposited Shares, and to designate in such instruments, authorizations or consents any Person or Persons as the proxy holder of such Shareholder in respect of the Purchased Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canadian Hydro; (iii) to execute, endorse and negotiate for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and (iv) to exercise any rights of a Shareholder with respect to such Purchased Shares and such Distributions, all as set forth in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Right to Withdraw Deposited Common Shares”. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canadian Hydro and not to exercise any of the other rights or privileges attached to the Purchased Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the Person or Persons specified by the Offeror as the proxy of the holder of the Purchased Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

Further Assurances

A Shareholder accepting the Offer (including by book-entry transfer) covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and/or Distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Backup Withholding

Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold from the amount of any payments made pursuant to the Offer. In order to prevent backup withholding with respect to payments of the Offer Price for Common Shares purchased pursuant to the Offer, each Shareholder (other than a corporation) that is a United States person for U.S. federal income tax purposes (a “U.S. Shareholder”) must provide the Depositary with such U.S. Shareholder’s correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If a U.S. Shareholder does not provide its correct TIN or fails to provide the certification described above, the IRS may impose a penalty on such U.S. Shareholder and payment of cash to such U.S. Shareholder pursuant to the Offer may be subject to backup withholding. Shareholders that are generally not U.S. Shareholders and certain other Shareholders (including, among others, corporations) are not subject to backup withholding. All U.S. Shareholders depositing Common Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. See Instruction 9 of the Letter of Transmittal. Backup withholding is not an additional tax. The amount of any backup withholding will be refunded (or allowed as a credit against the U.S. federal income tax liability of the Shareholder) provided that the required information is furnished to the IRS.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (a) the Person signing the Letter of Transmittal  (or on whose behalf a book-entry transfer is made) owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares, including any Distributions; (b) the Person signing the Letter of Transmittal (or on whose behalf a book-entry transfer is made) has good legal title to and is the beneficial owner of the Deposited Shares and any Distributions deposited under the Offer; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other Person; (d) the deposit of the Deposited Shares and Distributions complies with applicable laws; and (e) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to the Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.                                      CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer and subject to applicable laws, and in addition to (and not in limitation of) the Offeror’s right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer or Circular”, the Offeror shall have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for Common Shares deposited under the Offer) and not accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)                                there shall have been validly deposited under the Offer and not properly withdrawn at the Expiry Time that number of Common Shares which, together with any Common Shares held by the Offeror and its affiliates (if any), constitutes at least 66 2/3% of the Common Shares outstanding (calculated on a fully-diluted basis) (the “Minimum Condition”);

(b)                               one of the following shall have occurred:

(i)                                   the board of directors of Canadian Hydro shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer and any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(ii)                                a cease trade order or injunction from the applicable Governmental Entity shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect;

(iii)                            a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(iv)                            the SRP Rights shall have otherwise become or been held to be unexercisable or unenforceable with respect to the Offer and any Compulsory Acquisition and any Subsequent Acquisition Transaction;

and the Offeror shall have determined in its sole discretion, acting reasonably, that the Shareholder Rights Plan does not and will not adversely affect the Offer, the Offeror or TransAlta, either before or upon consummation of the Offer or the purchase of Common Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(c)                                the Offeror shall have determined in its sole discretion, acting reasonably, that there does not exist and there shall not have occurred since July 20, 2009 (or, if there does exist or shall have occurred prior to such date, there shall not have been disclosed generally) any change, condition, event, circumstance, development, occurrence or state of facts (or change, condition, event, circumstance, development, occurrence or state of facts involving a prospective change or effect) which is or may be or would have a Material Adverse Effect;

(d)                               (i) all approvals, waiting or suspensory periods (including any extensions thereof), waivers, permits, consents, reviews, orders, rulings, decisions, declarations, certificates, and exemptions (including, among others, those of any stock exchanges) which in the Offeror’s sole discretion are necessary or desirable to obtain in connection with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded, each on terms and conditions satisfactory to the Offeror in its sole discretion, or, in the case of waiting or suspensory periods (including any extensions thereof), expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole discretion, and  (ii) all requisite third party consents that the Offeror may consider to be necessary or desirable as a result of the change of control of Canadian Hydro pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained on terms satisfactory to the Offeror in its sole discretion;

(e)                                without limiting the scope of the condition in paragraph (d) above, (i) either: (A) the Commissioner shall have issued an ARC with respect to the Offer and the transactions related thereto or (B) the Waiting Period under Part IX of the Competition Act shall have expired and the Commissioner shall have advised the parties that the Commissioner does not, at that time, intend to make an application for an order under Section 92 of the Competition Act with respect to the Offer and the transactions related thereto and any terms and conditions attached to any such letter shall be acceptable to the Offeror, in its sole and absolute discretion; and (ii) all requisite or necessary approvals, authorizations, waiting or suspensory periods (including any extensions thereof), waivers, permits, consents, reviews, orders, rulings, decisions, exemptions, notifications or clearances for the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction in other jurisdictions where the assets, revenues or operations of either or any of the Offeror, TransAlta or Canadian Hydro in the particular jurisdiction are material, or the Offeror, TransAlta or Canadian Hydro or any director, officer, or employee of the Offeror, TransAlta or Canadian Hydro would be subject to criminal penalties for failure to obtain such consent or clearance from such other Governmental Entity, shall have been obtained or made, each on terms and conditions satisfactory to the Offeror in its sole discretion;

(f)                                there shall not be in effect or threatened any notice, temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity, or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of the Common Shares under the Offer, or any Compulsory Acquisition or any Subsequent Acquisition Transaction, and there shall not exist any law, nor shall any law have been proposed, enacted, entered, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on:

(i)                                   the acquisition by, or sale to, the Offeror of any Common Shares;

(ii)                                the take up of Common Shares by the Offeror;

(iii)                             the payment of cash in consideration for Common Shares taken up by the Offeror;

(iv)                             the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Common Shares;

(v)                              the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Canadian Hydro or its affiliates or subsidiaries or to compel the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Canadian Hydro or any of its affiliates or subsidiaries as a result of the Offer; or

(vi)                              the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(g)                                the Offeror shall have determined in its sole discretion that no act, notice, order, action, suit or proceeding shall have been threatened, pending or taken before or by any Governmental Entity or commission or by any elected or appointed public official or by any other Person in Canada or elsewhere, whether or not having the force of law:

(i)                                 seeking to prohibit, restrict or impose material limitations, consents, approvals or conditions on (A) the purchase by or the sale to the Offeror of the Common Shares (B) the take up of Common Shares by the Offeror (C) the payment of cash in consideration for Common Shares taken up by the Offeror (D) the ability or right of the Offeror to own or exercise full rights of ownership of the Common Shares (E) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Canadian Hydro or its affiliates or subsidiaries including compelling the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Canadian Hydro or any of its affiliates or subsidiaries as a result of the Offer or (F) the ability of the Offeror and its affiliates and subsidiaries to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)                              seeking to obtain from the Offeror or any of its affiliates or subsidiaries or Canadian Hydro or any of its affiliates or subsidiaries any material damages directly or indirectly in connection with the Offer;

(iii)                        which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would, in the sole discretion of the Offeror, acting reasonably, be reasonably likely to have a Material Adverse Effect; or

(iv)                            which would make uncertain the ability of the Offeror to effect the Offer, the purchase of Common Shares pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(h)                                the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to July 20, 2009 in relation to all matters covered in earlier filings), in any document filed by or on behalf of Canadian Hydro with any Securities Regulatory Authority in Canada or Securities Regulatory Authority elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release or any other document so filed by Canadian Hydro, and Canadian Hydro shall not have disclosed any material changes in relation to Canadian Hydro which occurred prior to July 20, 2009 in a confidential material change report filed with the Alberta Securities Commission prior to July 20, 2009;

(i)                                    the Offeror shall have determined, in its sole discretion, acting reasonably, that there shall not have occurred or been threatened on or after July 20, 2009:

(i)                                 any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in Canada for the Common Shares;

(ii)                               any extraordinary or material adverse change in the financial markets or major stock exchanges in Canada or the United States or in the market price of the Common Shares;

(iii)                           any change in the general political, market, economic or financial conditions in Canada or  the United States that could constitute a Material Adverse Effect;

(iv)                            a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or  the United States;

(v)                                a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or

(vi)                           in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or other occurrence of any nature whatsoever, which, in the sole discretion of the Offeror, materially adversely affects, or could reasonably be expected to materially adversely affect, the financial, banking or commodity markets in Canada or internationally generally, or the financial condition, business, operations, assets, affairs or prospects of the Offeror, TransAlta or Canadian Hydro or any of their respective subsidiaries, in each case unless the same is acceptable to the Offeror;

(j)                                  the Offeror shall not have become aware of any adverse claim, impairment, right of first refusal, right, interest, limitation or other restriction of any kind whatsoever not specifically and publicly disclosed by Canadian Hydro prior to July 20, 2009 in respect of any operations or of any of the properties or other assets, including any right, claim, license, permit or concession of any nature whatsoever owned, leased or operated by Canadian Hydro or any of its subsidiaries and affiliates, which is or may be or would or if triggered would have a Material Adverse Effect;

(k)                                the Offeror shall have determined, in its sole discretion, acting reasonably, that none of the following shall exist as of the Expiry Time or shall have occurred (and which has not been cured or waived), or is threatened:

(i)                                 any property, right, franchise, concession, permit, lease or licence of Canadian Hydro or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Common Shares deposited pursuant to the Offer, the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to the Offeror of the acquisition of Common Shares or make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Common Shares deposited pursuant to the Offer, the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(ii)                             any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Canadian Hydro or any of its affiliates or subsidiaries is a party or by which they or any of their properties or assets are subject that might reduce the expected economic value to the Offeror of the acquisition of Common Shares or make it inadvisable for the Offeror to proceed with the Offer and/or taking up and paying for Common Shares deposited pursuant to the Offer, and/or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction (including, but not limited to, any default, event of default, right of termination, acceleration, right of acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Offeror taking up and paying for Common Shares deposited pursuant to the Offer and/or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(l)                                   the Offeror shall have determined, in its sole discretion, acting reasonably, that none of Canadian Hydro, nor any of its affiliates or its subsidiaries, nor any third party has taken or authorized, recommended, proposed or announced the intention to take any action or has failed to take any action, or has disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Canadian Hydro prior to July 20, 2009), which might reduce the expected economic value to the Offeror of the acquisition of Common Shares or make it inadvisable for the Offeror to proceed with the Offer and/or take up and pay for Common Shares under the Offer and/or complete any Compulsory Acquisition or any Subsequent Acquisition Transaction, including, without limitation:

(i)                                   any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Canadian Hydro or any of its affiliates or subsidiaries (other than a sale, disposition or other dealing between Canadian Hydro and any affiliate or subsidiary in the ordinary course of business consistent with past practice);

(ii)                                any issuances of securities (other than in connection with the exercise of vested Canadian Hydro Options outstanding prior to July 20, 2009 in accordance with their terms as publicly disclosed prior to July 20, 2009) of Canadian Hydro;

(iii)                           the declaration or payment of any dividends or other distributions or payments made in respect of the outstanding Common Shares;

(iv)                           any incurrence of debt (including by way of guaranteeing the indebtedness of any Person) or project financing or material steps in furtherance thereof or the making or committing to make any capital expenditures by Canadian Hydro or any of its subsidiaries not in the ordinary course of business and consistent with past practice;

(v)                               any reorganization of Canadian Hydro and/or its affiliates or subsidiaries or any other action or failure to act that would have the effect of preventing the Offeror from obtaining a full increase, pursuant to paragraph 88(1)(d) of the Tax Act, in the tax cost of the shares of any affiliates or subsidiaries and in any other non-depreciable capital property owned by Canadian Hydro immediately before July 20, 2009;

(vi)                           any acquisition from a third party of assets or securities by Canadian Hydro or any of its affiliates or subsidiaries (except in the ordinary course of business consistent with past practice);

(vii)                       any take-over bid (other than the Offer), merger, amalgamation (other than between Canadian Hydro and any wholly-owned subsidiary), statutory arrangement, recapitalization, reorganization, business combination, share exchange, joint venture or similar transaction involving Canadian Hydro or any of its affiliates or subsidiaries;

(viii)                   entering into, adopting, establishing, modifying or terminating any agreements or arrangements of Canadian Hydro or its affiliates or subsidiaries with their respective directors, senior officers, employees or consultants, including, without limitation, employment, change in control, severance, compensation or similar agreements or arrangements;

(ix)                             instituting, cancelling or modifying, or, except as may be required by any statute, rule or regulation, taking any action to institute, cancel or modify, any agreements, arrangements or plans to provide for increased or extended benefits to one or more employees, consultants or directors of Canadian Hydro or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer;

(x)                             any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Common Shares or other securities of Canadian Hydro or any of its affiliates or subsidiaries;

(xi)                            the waiving, releasing, granting, transferring or amending of any rights of material value under (A) any existing material contract in respect of any joint ventures or material properties or assets, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business and consistent with past practice and only if so doing would not constitute a Material Adverse Effect);

(xii)                         the entering into of any material contracts other than in the ordinary course of business consistent with past practice;

(xiii)                      any change to Canadian Hydro’s articles of incorporation or by-laws or the Shareholders Rights Plan; or

(xiv)                      any proposal, plan, intention or agreement to do any of the foregoing;

(m)                             if any other potential acquiror of any Common Shares or of a significant portion of the assets of Canadian Hydro or any other Person considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement or similar business combination with Canadian Hydro shall have been provided with, or shall have been given access to, non-public information relating to Canadian Hydro or access to Canadian Hydro’s management, at any time within 120 days prior to the Offer Commencement Date, or at any time after the Offer Commencement Date, then Canadian Hydro shall have given or provided to the Offeror the same non-public information relating to Canadian Hydro and access to Canadian Hydro’s management on substantially the same terms and conditions as may be imposed on such other potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to complete the acquisition of the Common Shares pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(n)                               the Offeror (directly or through one or more affiliates) shall not have entered into an agreement with Canadian Hydro which contemplates the acquisition, directly or indirectly, of 100% of the Common Shares in a single transaction approved by Shareholders; and

(o)                                the directors of Canadian Hydro shall have made commitments satisfactory to the Offeror in its sole discretion to effect an orderly transition of the board of directors of Canadian Hydro and its subsidiaries contemporaneously with or forthwith after the Offeror takes up and pays for any Common Shares pursuant to the Offer including, if requested, resigning in favour of such nominee or nominees as may be specified by the Offeror.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror, at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror or any of its affiliates. The Offeror may waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of acts or otherwise.  The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the termination or withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its office in Toronto, Ontario. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, “Notice”, and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn or terminated, the Offeror shall not be obligated to take up or pay for any Common Shares deposited under the Offer, and the Depositary will promptly return all certificates representing Deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense as described in Section 8 of the Offer, “Return of Common Shares”.

5.                                      EXTENSION, VARIATION OR CHANGE IN THE OFFER OR CIRCULAR

The Offer will be open for acceptance until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer Period by fixing a new Expiry Time or to otherwise vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Toronto, Ontario. The Offeror, after giving any such notice or communication, shall promptly issue and file a press release regarding such extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a notice of extension or variation in the required form in the manner set forth in Section 11 of the Offer, “Notice”, to all Shareholders whose Common Shares have not been taken up before the date of the extension or variation and to all holders of Canadian Hydro Options and shall file a copy of such notice with the Securities Authorities and provide a copy of the notice of extension or variation to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario. Notwithstanding anything to the contrary herein, the Offeror will not amend the Offer in a manner which would alter the withdrawal rights of the Shareholders or shorten the Offer Period.

Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up all Common Shares then validly deposited under the Offer and not properly withdrawn.

Where the terms of the Offer are varied (except a variation consisting solely of a waiver of a condition and any extension of the Offer resulting from the waiver), the Offer Period will not expire before 10 days after the notice of such variation has been provided to Shareholders, unless otherwise permitted or required by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Securities Regulatory Authorities.

If at any time prior to the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer, a change occurs in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will promptly give written notice of such change to the Depositary at its office in Toronto, Ontario, and will cause the Depositary to provide a notice of change in the required form in the manner set forth in Section 11 of the Offer, “Notice”, to all Shareholders whose Common Shares have not been taken up pursuant to the Offer before the date of the change and to all holders of Canadian Hydro Options, if required by applicable law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary issue and file a news release regarding the change in information and file a copy of the notice of change with the Securities Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

During any extension or in the event of any variation or change in information, all Common Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, “Right to Withdraw Deposited Common Shares”. An extension of the Offer Period, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.                                      TAKE UP AND PAYMENT FOR DEPOSITED COMMON SHARES

If all the terms and conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for all of the Common Shares validly deposited under the Offer and not properly withdrawn pursuant to Section 7 of the Offer, “Right to Withdraw Deposited Common Shares”, not later than 10 days after the Expiry Time. The Offeror shall pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three business days after the Common Shares are taken up and 10 days after the Expiry Time. Any Common Shares deposited pursuant to the Offer after the first date on which the Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited under the Offer and not properly withdrawn if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary, at its office in Toronto, Ontario to that effect and as required by applicable law.

Subject to applicable law, the Offeror reserves the right, in its sole discretion and notwithstanding any other condition of the Offer to the extent permitted by applicable law, to delay taking up or paying for any Common Shares or to withdraw or terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up or paying for the Common Shares in order to comply, in whole or in part, with any applicable laws or regulatory approvals. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer.

The Offeror will pay for Common Shares validly deposited under the Offer and not properly withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. The Depositary will act as the agent of Persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by Persons depositing Common Shares. Under no circumstances will interest or other amounts accrue or be paid by the Offeror or the Depositary on the purchase price of the Common Shares purchased by the Offeror, regardless of any delay in making such payment.

Settlement with each Person who has validly deposited and not properly withdrawn Common Shares under the Offer will be effected by the Depositary by forwarding a cheque (except for payments in excess of $25 million, which will be made by wire transfer), payable in Canadian funds, in the amount to which the Person depositing Common Shares is entitled. Unless otherwise directed in the Letter of Transmittal, any such cheque will be issued in the name of the registered holder of Common Shares so deposited. Unless the Person who deposits Common Shares instructs the Depositary to hold such cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such Person at the address specified in the Letter of Transmittal. If no address is specified therein, such cheque will be forwarded to the address of the Shareholder as shown on the share register maintained by Canadian Hydro or Canadian Hydro’s transfer agent. Cheques mailed in accordance with this paragraph will be deemed to have been delivered upon the date of mailing. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to Shareholders.

Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary.  However, a broker or other nominee through whom a Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder.  Shareholders should consult their brokers or nominees to determine whether any charges will apply.

7.                                      RIGHT TO WITHDRAW DEPOSITED COMMON SHARES

Except as otherwise stated in this Section 7 of the Offer, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)                                  at any time before the Common Shares have been taken up by the Offeror;

(b)                                 at any time before the expiration of 10 days from the date upon which either:

(i)                                  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs prior to the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer; or

(ii)                               a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares and an extension of the time for deposit to not later than 10 days after the date of notice of variation or a variation in the terms of the Offer consisting solely of a waiver of one or more of the conditions of the Offer);

is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by the Courts or applicable Securities Regulatory Authorities; or

(c)                                  if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

Withdrawals of Common Shares deposited pursuant to the Offer must be effected by written notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Common Shares within the time limits indicated above. Notices of withdrawal must: (i) be made by a method, including a manually executed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the Person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Common Shares which are to be withdrawn; and (iii) specify such Person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out in the Letter of Transmittal), except in the case of Common Shares deposited for the account of an Eligible Institution. A withdrawal of Common Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure.  The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal within the time limits indicated above.

If Common Shares have been deposited pursuant to the procedures for a book-entry transfer, as set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary or any other Person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

If the Offeror is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

Withdrawals cannot be rescinded and any Common Shares withdrawn will thereafter be deemed to be not validly deposited for the purposes of the Offer, but may be re-deposited subsequently at or prior to the Expiry Time by following the procedures described under Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages in certain circumstances. See Section 21 of the Circular, “Statement of Rights”.

8.                                      RETURN OF COMMON SHARES

If (a) any deposited Common Shares (including the associated SRP Rights) are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or (b) if fewer than the total number of Common Shares (including the associated SRP Rights) evidenced by any Share Certificate(s) and, if applicable, Rights Certificate(s) are deposited by the Shareholder pursuant to the Offer, Share Certificate(s) and, if applicable, Rights Certificate(s) representing Common Shares (including the associated SRP Rights) will be returned at the Offeror’s expense by either (i) returning the Share Certificate(s) and, if applicable, the Rights Certificate(s) representing the deposited Common Shares (including the associated SRP Rights) together with any other relevant documents not purchased by the Offeror, or (ii) sending new Share Certificate(s) and, if applicable, Rights Certificate(s) for the number of Common Shares (including the SRP Rights) not deposited by the Shareholder, in each case to the depositing Shareholder as soon as practicable after the Expiry Time. The Share Certificate(s) and, if applicable, the Rights Certificate(s) and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Canadian Hydro, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9.                                      CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after July 20, 2009, Canadian Hydro should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its other rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the Offer Price and the other terms and conditions of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any such division, combination, reclassification, consolidation, conversion or other change.

Common Shares and any Distributions acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights (including SRP Rights, whether or not separated from the Common Shares), assets or other interests (other than the cash dividends, distributions or payments in respect of which the Offer Price payable by the Offeror has been reduced as described below) which may be declared, paid, distributed, issued, made or transferred on or in respect of the Common Shares on or after July 20, 2009.

If, on or after July 20, 2009, Canadian Hydro should declare, set aside, make or pay any dividend or declare, set aside, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Common Share that is payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Canadian Hydro or its agent of such Common Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”) (i) in the case of any such cash dividend, distribution or payment, in the event the Offeror elects to waive its condition with respect thereto as described in clause (1)(iii) of Section 4 of the Offer, “Conditions of the Offer”, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest and in the event the Offeror elects to waive its condition with respect thereto as described in clause (1)(iii) of Section 4 of the Offer, “Conditions of the Offer”, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any dividend or payment of any dividend or distribution may have tax consequences not discussed in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, or Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”.

10.                               MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer Documents, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Common Shares were deposited until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under “Take Up and Payment for Deposited Common Shares” in Section 6 of the Offer, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under Section 11 of the Offer, “Notice”. Notwithstanding Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”, the deposit of cheques with the Depositary for delivery to depositing Shareholders in such circumstances shall constitute delivery to the Persons entitled thereto and the Common Shares shall be deemed to have been paid for immediately upon such deposit.

11.                               NOTICE

Without limiting any other lawful means of giving notice, any notice which may have been given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid or sent by pre-paid courier to the registered Shareholders at their addresses as shown on the registers maintained by or on behalf of Canadian Hydro and will be deemed to have been received on the first day following the date of mailing or sending by courier which is a business day. For these purposes, “business day”

means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada, the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders, if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the national edition of The Globe and Mail or The National Post, provided that if the national edition of The Globe and Mail or The National Post is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the cities of Calgary, Alberta and Toronto, Ontario, and in La Presse; and (iii) it is distributed through the facilities of CNW Group Ltd. or Marketwire, Inc.

The Offer Documents will be mailed to registered Shareholders (and to registered holders of securities exercisable for or convertible into Common Shares, including the holders of Canadian Hydro Options) and the Offeror will use reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar Persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Canadian Hydro in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the office of the Depositary in Toronto, Ontario as set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.                               MARKET PURCHASES OF COMMON SHARES

The Offeror reserves the right to, and may, directly or indirectly, acquire or cause an affiliate to acquire beneficial ownership of Common Shares as permitted by applicable law and the Shareholder Rights Plan, at any time beginning on the third business day following the Offer Commencement Date and from time to time before the Expiry Time. Under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, the Offeror may purchase Common Shares other than under the terms of the Offer provided that:

(a)                                  such intention is stated in a news release issued and filed at least one business day prior to making such purchases;

(b)                                 the number of Common Shares beneficially acquired does not exceed 5% of the outstanding Common Shares as of the Offer Commencement Date;

(c)                                  the purchases are made in the normal course through the facilities of the TSX;

(d)                                the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 immediately after the close of business of the TSX on each day on which the Common Shares have been purchased; and

(e)                                 the broker involved in such trades provides only customary broker services or functions and receives only customary or usual fees or commissions, and no solicitation is made or arranged by the Offeror, the seller or their agents except under the Offer.

Any Common Shares purchased pursuant to Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell Common Shares purchased under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104.

For the purposes of this Section 12, the “Offeror” includes the Offeror and any person “acting jointly or in concert” with the Offeror as such term is described in MI 62-104.

In addition, any such market purchases would be made pursuant to an exemption from Rule 14e-5 under the U.S. Exchange Act, which requires, among other things, that none of such purchases be made in the United States. In connection with any such purchases, the Offeror expects to promptly furnish a copy of the above-referenced news release to the U.S. Securities and Exchange Commission.

13.                               COMMON SHARES NOT DEPOSITED UNDER THE OFFER

If the Offeror takes up and pays for Common Shares validly deposited under the Offer, provided the Minimum Condition is met, the Offeror currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Common Shares not deposited under the Offer as more particularly described in Section 8 of the Circular, “Acquisition of Common Shares Not Deposited”.

14.                               OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited under the Offer, but such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of Persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment under the Offer.  In addition, the Offeror reserves the right to sell, following completion of the Offer, to one or more persons affiliated or associated with it or to third persons, any portion of the Common Shares acquired under the Offer.

No Person has been authorized to give any information or to make any representation on behalf of the Offeror or its affiliates other than as contained in the Offer and the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror. No broker, dealer or other Person shall be deemed to be the agent of the Offeror, the Depositary, the Dealer Managers or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror is entitled, in its sole discretion, to make a final and binding determination of all questions relating to the interpretation of the Offer Documents (including, without limitation, the satisfaction or non-satisfaction of any condition), the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares and accompanying documents deposited pursuant to the Offer and any notice of withdrawal of Common Shares, the due completion of the Letter of Transmittal or the Notice of Guaranteed Delivery.

The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction.

The Offeror reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Common Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary, the Dealer Managers or the Information Agent or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

While the Offer is being made to all Shareholders on the books of Canadian Hydro, this document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities laws with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated:  July 22, 2009

1478860 ALBERTA LTD.		TRANSALTA CORPORATION

Per:	(Signed) Dawn L. Farrell	Per:	(Signed) Stephen G. Snyder
	President		President and Chief Executive Officer

CIRCULAR

This Circular is provided by the Offeror in connection with the Offer made by the Offeror dated July 22, 2009 to purchase all of the Common Shares (including associated SRP Rights), including any Common Shares, which may become issued and outstanding after the date of the Offer but prior to the Expiry Time (other than SRP Rights) upon the conversion, exchange or exercise of any securities of Canadian Hydro, including Canadian Hydro Options. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular are defined in the Glossary. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer, including details as to deposit, acceptance and payment arrangements and withdrawal rights.

As of the date of the Offer and this Circular, the Offeror has not had access to the non-public books and records of Canadian Hydro. The information concerning Canadian Hydro contained in the Offer Documents has been taken from or is based entirely upon publicly available documents and other public sources. Although the Offeror has no reason to doubt the accuracy of Canadian Hydro’s public filings, it is not in a position to independently assess or verify the information in Canadian Hydro’s publicly filed documents. The Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by Canadian Hydro to disclose publicly events, facts or acts that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to the Offeror. See “Notice Regarding Canadian Hydro Information”. Unless otherwise indicated, information concerning Canadian Hydro is given as of July 20, 2009.

1.                                      THE OFFEROR AND TRANSALTA

The Offeror

The Offeror is a corporation incorporated on June 10, 2009 under the laws of the Province of Alberta and is a wholly-owned subsidiary of TransAlta. The Offeror was organized for the purpose of making the Offer and effecting any Subsequent Acquisition Transaction. The Offeror’s principal and registered offices are located at 110 — 12th Avenue S.W., Calgary, Alberta T2P 2M1.

TransAlta

TransAlta is a corporation existing under the federal laws of Canada. TransAlta is among Canada’s largest non-regulated electricity generation and energy marketing companies. TransAlta’s common shares trade on the facilities of the TSX under the symbol “TA” and on the New York Stock Exchange under the symbol “TAC”.  TransAlta is a reporting issuer in each of the Provinces of Canada.

TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1909. TransAlta is among Canada’s largest non-regulated electricity generation and energy marketing companies with an aggregate net ownership interest of 7,963 MW of generating capacity operating in facilities having approximately 9,700 MW of aggregate generating capacity. In addition, TransAlta has facilities in development or under construction with a net ownership interest of 525 MW, of an aggregate generating capacity of 750 MW. TransAlta is focused on generating electricity in Canada, the United States and Australia through its diversified portfolio of facilities fuelled by coal, gas, hydroelectric, wind and geothermal resources.

In Canada, TransAlta holds a net ownership interest of 5,648 MW of electrical generating capacity in thermal, gas-fired, wind-powered and hydroelectric facilities, including 4,940 MW in Western Canada, 628 MW in Ontario and 80 MW in New Brunswick.

In the United States, TransAlta’s principal facilities include a 1,376 MW thermal facility and a 248 MW gas-fired facility, both located in Centralia, Washington, which supply electricity to the Pacific Northwest. TransAlta also holds a 50% interest in CE Generation, LLC, through which it has an aggregate net ownership interest of approximately 385 MW of generating capacity in geothermal facilities in California and gas-fired facilities in Texas,

Arizona and New York. In addition, TransAlta also has six MW of electrical generating capacity through hydroelectric facilities located in Washington and Hawaii.

In Australia, TransAlta has 300 MW of net electrical generating capacity from gas-fired generation facilities.

TransAlta maintains a low to moderate risk business strategy by operating a highly contracted and diversified portfolio of facilities fuelled by coal, natural gas, hydroelectric, wind and geothermal resources.  With over 1,200 MW of renewable generation in operation, 15% of TransAlta’s entire portfolio, the company is one of Canada’s largest publicly traded renewable generators.

TransAlta is a recognized leader in sustainable development and a member of the Dow Jones Sustainability North America Index, the FTSE Good Index and was recently selected by Jantzi Research as one of Canada’s 50 most responsible companies.

2.                                      CANADIAN HYDRO

General

Canadian Hydro is a corporation incorporated under the laws of the Province of Alberta. Canadian Hydro’s principal and registered office is located at Suite 500, 1324 — 17th Avenue S.W., Calgary, Alberta  T2T 5S8.

Canadian Hydro is a non-utility developer of low-impact renewable power generation facilities, with operations in Alberta, Ontario, British Columbia and Quebec. Canadian Hydro operates 21 power generation facilities with an aggregate capacity of 694 MW (net to its interest).

The Common Shares trade on the facilities of the TSX under the symbol “KHD”. Canadian Hydro is a reporting issuer in each of the Provinces of Canada.

Capital Structure of Canadian Hydro

The authorized capital of Canadian Hydro is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares. As at July 20, 2009, the Offeror believed that 143,661,223 Common Shares and no preferred shares were issued and outstanding and there were outstanding Canadian Hydro Options exercisable for 9,387,200 Common Shares in the aggregate. To the knowledge of the Offeror, there are no other issued and outstanding securities of Canadian Hydro convertible into or exchangeable for Common Shares.

Price Ranges and Trading Volumes of Common Shares

The Common Shares are listed and posted for trading on the TSX. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Common Shares on the TSX (as reported by the TSX) for the periods indicated:

	Price Range ($)
Period	High	Low	Trading Volume
			(000s)
2009
July (to July 21)	5.10	3.28	29,127
June	4.05	3.06	6,794
May	3.43	2.86	5,836
April	2.99	2.30	5,893
March	3.00	2.17	4,720
February	3.50	2.21	9,369
January	3.70	2.91	3,597
2008
December	3.29	2.01	5,675
November	3.45	2.10	9,457
October	4.42	2.53	12,266

The Offer Price represents a premium of approximately 30% over the volume weighted average trading price of the Common Shares on the TSX for the 10 trading days immediately preceding the announcement by the Offeror of its intention to make the Offer and a premium of approximately 25% over the closing price of the Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer. On July 17, 2009, the last trading day prior to the announcement by the Offeror of its intention to make the Offer, the closing price of the Common Shares on the TSX was $3.65.  Shareholders are urged to obtain current market quotations for the Common Shares.

If permitted by Securities Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to cause Canadian Hydro to apply to delist the Common Shares from the TSX and to cause Canadian Hydro to cease to be a reporting issuer under applicable Securities Laws as described in Section 13 of this Circular, “Effect of the Offer on Markets and Listings”.  See also Section 5 of this Circular, “Purpose of the Offer and Plans for Canadian Hydro — Plans for Canadian Hydro”.

Information and Reporting Requirements

Canadian Hydro is subject to the information and reporting requirements of the ABCA, Securities Laws and the rules of the TSX. In accordance therewith, Canadian Hydro is required to file reports and other information with the Securities Authorities relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such Securities Authorities. Information as of particular dates concerning Canadian Hydro’s directors and certain of its officers, their remuneration, Canadian Hydro Options granted to them, the principal Shareholders and any material interest of such Persons in material transactions with Canadian Hydro and other matters is required to be disclosed in information circulars distributed to Shareholders and filed with Securities Authorities.

3.                                      BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In the fall of 2008, TransAlta commenced a process to review and consider a possible combination of TransAlta and Canadian Hydro and began conducting financial, legal and business due diligence based on publicly available information.

In early December 2008, Steve Snyder, the President and Chief Executive Officer of TransAlta, initiated a telephone call to John Keating, the then Chief Executive Officer of Canadian Hydro, to suggest that the two executives meet to discuss industry trends and potential opportunities for the companies to work together. Mr. Keating agreed to meet but in the course of the call stated that Canadian Hydro was not interested in looking at a merger or sale of the company. At the subsequent meeting, the conversation focused on general industry issues and Mr. Keating reiterated that Canadian Hydro’s strategy remained that of a stand-alone entity and that, while he did not want to enter into any merger related discussions, Canadian Hydro may look at doing specific projects with a partner in the future.

Mr. Snyder and Mr. Keating met again on February 23, 2009. At that meeting Mr. Snyder outlined in general terms TransAlta’s views of the potential benefits of a combination of TransAlta and Canadian Hydro and discussed an indicative range of values TransAlta would place on Canadian Hydro based on the available public information. Mr. Keating undertook to review the concept of a sale of Canadian Hydro to TransAlta with the board of directors and senior management of Canadian Hydro.

On March 17, 2009, Mr. Snyder sent a letter to Mr. Keating summarizing their February 23, 2009 discussion. Mr. Keating advised that he would review the proposal with his board of directors at their next meeting.

On April 7, 2009, Mr. Keating advised Mr. Snyder that Canadian Hydro’s board of directors had decided not to move forward with TransAlta’s March 17, 2009 proposal.

On July 6, 2009, Mr. Snyder met with Kent Brown, the current Chief Executive Officer of Canadian Hydro, to again enquire about the possibility of an acquisition of Canadian Hydro by TransAlta. Mr. Snyder requested that TransAlta and Canadian Hydro proceed on a cooperative basis to further the discussions over the next several weeks with a goal of finalizing a proposal to present to the Shareholders before the end of July 2009.

On July 7, 2009, Mr. Snyder provided Mr. Brown with a written non-binding proposal to purchase Canadian Hydro for $4.55 in cash per Common Share for the consideration of the board of directors of Canadian Hydro.

On July 13, 2009, Mr. Brown responded by letter to Mr. Snyder advising that the board of directors of Canadian Hydro had determined that it was not in the best interests of Canadian Hydro and its Shareholders to engage in discussions respecting the subject matter of the July 7, 2009 letter at this time.

On July 14, 2009, Mr. Snyder communicated to Mr. Brown his request that Canadian Hydro reconsider its position on TransAlta’s proposal as TransAlta believed that Canadian Hydro’s Shareholders would find the proposal attractive, and asked that Mr. Brown provide a final response by the afternoon of Friday, July 17, 2009. He asked Mr. Brown to review the request with the board of directors of Canadian Hydro and noted that TransAlta was committed to taking the necessary steps to consummate the proposed transaction.

On July 17, 2009, Mr. Brown advised Mr. Snyder by telephone that Canadian Hydro would not re-consider TransAlta’s proposal and that Mr. Brown’s letter of July 13, 2009 still stood as Canadian Hydro’s response.

Following such events, TransAlta determined to make the Offer and issued a news release on July 20, 2009 announcing its intention to make the Offer. The Offer was formally commenced by way of an advertisement on July 22, 2009.

Reasons for the Offer

The acquisition of Canadian Hydro will further diversify TransAlta’s portfolio of fuels, increasing renewables power generation to 22%, and decreasing power generation from natural gas and coal to 21% and 57%, respectively, and will establish TransAlta as one of Canada’s largest renewable energy producers and expand TransAlta’s renewable growth platform. The acquisition of Canadian Hydro will accelerate TransAlta’s diversification strategy and is consistent with its disciplined approach to capital allocation and its low to moderate risk profile.

4.                                      REASONS TO ACCEPT THE OFFER

Shareholders should consider the following factors in making their decision to accept the Offer:

Significant Premium. The Offer is an all-cash offer that represents a premium of approximately 30% over the volume weighted average trading price of the Common Shares on the TSX for the 10 trading days immediately preceding the announcement by the Offeror on July 20, 2009 of its intention to make the Offer, and a premium of approximately 25% over the closing price of the Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer.

Liquidity. There is limited liquidity for Shareholders in the trading of the Common Shares on the TSX, with the average daily volume of the Common Shares traded in the 12 months preceding announcement of the Offeror’s intention to make the Offer equalling less than 0.2% of the issued and outstanding Common Shares. The Offer represents a liquidity event for Shareholders at a significant premium with the certainty of a fully-financed, all-cash offer and without having to pay brokerage fees or commissions.

Compelling Value. The Offer provides compelling value for the Common Shares, taking into consideration both the existing assets and growth potential of Canadian Hydro.  The Offer gives Shareholders the ability to realize this value immediately and without exposure to the inherent execution and financing risks associated with Canadian Hydro’s business plan.

5.                                      PURPOSE OF THE OFFER AND PLANS FOR CANADIAN HYDRO

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Common Shares (including associated SRP Rights), including Common Shares that may become issued and outstanding after the Offer Commencement Date but prior to the Expiry Time (other than SRP Rights) upon the conversion, exchange or exercise of any securities of Canadian Hydro that are convertible into, exchangeable or exercisable for Common Shares. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror currently intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share at least equal in value to the consideration paid by the Offeror per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Common Shares acquired by the Offeror pursuant to the Offer. Although the Offeror currently intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Canadian Hydro, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to proceed by way of a Subsequent Acquisition Transaction on terms other than as described herein. See Section 8 of this Circular, “Acquisition of Common Shares Not Deposited”.

Plans for Canadian Hydro

If the Offeror acquires at least the Minimum Required Shares pursuant to the Offer, the Offeror intends to (i) take the necessary steps to effect certain changes to the composition of the board of directors of Canadian Hydro to allow nominees of the Offeror and TransAlta to become members of the board of directors of Canadian Hydro, and (ii) to conduct a detailed review of Canadian Hydro and its subsidiaries, including an evaluation of their respective business plans, assets, operations, organizational and capital structure, policies, management and personnel.

If permitted by Securities Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to cause Canadian Hydro to apply to delist the Common Shares from the TSX and to cause Canadian Hydro to cease to be a reporting issuer under applicable Securities Laws as described in Section 13 of this Circular, “Effect of the Offer on Markets and Listings”.

6.                                      CANADIAN HYDRO OPTIONS

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must fully exercise or convert the options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of Canadian Hydro Options does not fully exercise, convert or exchange its Canadian Hydro Options and validly deposit the resulting Common Shares under the Offer prior to the Expiry Time, its Canadian Hydro Options will remain outstanding, shall expire or be terminated, as the case may be, following the Expiry Time in accordance with their respective terms and conditions.

Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Canadian Hydro Options, convertible securities or other rights (other than SRP Rights), to acquire Common Shares will have certificates representing the Common Shares received upon such exercise, exchange or conversion available to participate in the Offer before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If any holder of Canadian Hydro Options, convertible securities or other rights (other than SRP Rights) to acquire Common Shares does not exercise, exchange or convert, as the case may be, such securities prior to the Expiry Time, such securities will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

The tax consequences to holders of Canadian Hydro Options, convertible securities or other rights to acquire Common Shares of exercising, exchanging or converting, or not exercising, exchanging or converting their Canadian Hydro Options, convertible securities or other rights to acquire Common Shares, as applicable, and the tax consequences to such holders resulting from the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, are not described in this Circular.  Holders of Canadian Hydro Options, convertible securities or other rights to acquire Common Shares are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise, exchange or convert or not exercise, exchange or convert such Canadian Hydro Options, convertible securities or other rights to acquire Common Shares and the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction.

7.                                      SHAREHOLDER RIGHTS PLAN

Shareholder Rights Plan

The following is only a summary of the key features of the Shareholder Rights Plan.  The following summary does not purport to be complete and is qualified in its entirety by reference to the full text of  the Shareholder Rights Plan, which was filed on May 1, 2008, under Canadian Hydro’s profile on the SEDAR website at www.sedar.com. Defined terms used in this section “Shareholder Rights Plan” and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan.

Under the Shareholder Rights Plan, Canadian Hydro issued one SRP Right for each Common Share outstanding on April 24, 2008 and authorized the issue of SRP Rights in respect of any Common Shares issued thereafter, prior to the earlier of the Separation Time (as defined in the Shareholder Rights Plan) and the Expiration Time (as defined in the Shareholder Rights Plan). The SRP Rights are attached to the Common Shares and are not exercisable until the Separation Time, which is defined in the Shareholder Rights Plan to mean the close of business (as defined in the Shareholder Rights Plan) on the tenth Business Day (as defined in the Shareholder Rights Plan) after the earlier of (i) the Stock Acquisition Date, which is generally the first date of public announcement of facts indicating that a Person (as defined in the Shareholder Rights Plan) has become an Acquiring Person, (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than Canadian Hydro or any subsidiary of Canadian Hydro) to commence a Take-over Bid (other than a Permitted Bid), and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid or (iv) such later date as may be determined by the board of directors of Canadian Hydro acting in good faith.  If a Take-Over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Each SRP Right entitles a registered holder thereof to purchase one Common Share at an exercise price equal to (i) until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”).  The SRP Rights are not exercisable until the Separation Time.  If a Flip-In Event occurs, as described below, each SRP Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of Canadian Hydro having an aggregate market price equal to twice the Exercise Price.

Pursuant to the Shareholder Rights Plan, if any Person (an “Acquiring Person”) acquires Beneficial Ownership of 20% or more of the outstanding Common Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid) (a “Flip-In Event”), then after the close of business on the tenth day after the first date of public announcement by Canadian Hydro or an Acquiring Person that a Person has become an Acquiring Person, each SRP Right (except for SRP Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or any other Person with which such Acquiring Person or an Affiliate of Associate of an Acquiring Person is acting jointly or in concert (or a transferee of such a Person), which SRP Rights will become null and void) shall constitute the right to purchase from Canadian Hydro, upon exercise thereof in accordance with the terms of the Shareholders Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such SRP Right being subject to anti-dilution adjustments) (thereby effectively giving Shareholders the right to purchase Common Shares at a 50% discount).  The result would be to significantly dilute the shareholdings of any such acquiror.

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares.  From and after the Separation Time, separate certificates evidencing the SRP Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time.  Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Date, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities convertible into or exchangeable for Common Shares.  The SRP Rights will trade separately from the Common Shares after the Separation Time.

Under the Shareholder Rights Plan, the board of directors of Canadian Hydro acting in good faith may waive the application of the plan in respect of any Flip-in Event if (i) the board of directors determines that a Person became an Acquiring Person under the Shareholder Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

The board of directors of Canadian Hydro acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding SRP Rights at a redemption price of $0.000001 per SRP Right, appropriately adjusted for anti-dilution as provided in the Shareholders Rights Plan (the “Redemption Price”).  In the event that a Person who has made a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the board of directors of Canadian Hydro has waived or has deemed to have waived the application of the Shareholders Rights Plan consummates the acquisition of Common Shares, the board of directors of Canadian Hydro shall be deemed to have elected to redeem the SRP Rights for the Redemption Price.

The Shareholder Rights Plan does not apply to certain types of transactions, including Permitted Bids. A Permitted Bid is a Take-over Bid that (i) is made to all holders of record of Common Shares, other than the Offeror, (ii) contains, and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid, (iii) contains irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and that all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date, (iv) contains an irrevocable and unqualified condition that more than 50% of the outstanding Common Shares held by Independent Shareholders, determined as at the close of business on the date of first take-up or payment for Common Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares, and (v) contains an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders shall have been deposited to the Take-over Bid and not withdrawn as at the close of business on the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Takeover Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

Condition of the Offer

It is a condition of the Offer that one of the following shall have occurred: (i) the board of directors of Canadian Hydro shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;  (ii) a cease trade order or injunction from the applicable Governmental Entity shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Common

Shares upon the exercise of the SRP Rights in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect; (iii) a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights shall have otherwise become or been held to be unexercisable or unenforceable with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; and the Offeror shall have determined, in its sole discretion, acting reasonably, that the Shareholder Rights Plan does not and will not adversely affect the Offer, the Offeror or TransAlta, either before or upon consummation of the Offer or the purchase of Common Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

See Section 4 of the Offer, “Conditions of the Offer”.

8.                                      ACQUISITION OF COMMON SHARES NOT DEPOSITED

It is the Offeror’s current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the Offer Commencement Date, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at Offer Commencement Date by or on behalf of the Offeror or its “affiliates” or “associates” (as defined in the ABCA), and the Offeror acquires such deposited Common Shares, then the Offeror intends to acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining Common Shares held by each Shareholder who did not accept the Offer and any Person who subsequently acquires any such Common Shares (each, a “Dissenting Offeree”) on the same terms (including the Offer Price) as the Common Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise this statutory right, the Offeror must give notice in prescribed form (the “Offeror’s Notice”) to the Dissenting Offerees and Canadian Hydro within 60 days after the termination of the Offer and in any event within 180 days after the Offer Commencement Date. Within 20 days of giving the Offeror’s Notice, the Offeror must pay or transfer to Canadian Hydro the consideration the Offeror would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificate(s) evidencing the Common Shares held by such Dissenting Offeree to Canadian Hydro and must elect either (i) to transfer such Common Shares to the Offeror on the terms on which the Offeror acquired Common Shares under the Offer; or (ii) to demand payment of the fair value of the Common Shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Common Shares to the Offeror on the same terms (including the Offer Price) that the Offeror acquired the Common Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Common Shares, the Offeror may, within 20 days after the Offeror has paid the money to Canadian Hydro, apply to a court of competent jurisdiction (the “Court”) to fix the fair value of the Common Shares of that Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment to Canadian Hydro, the Dissenting Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Common Shares to the Offeror on the same terms that the Offeror acquired Common Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Common Shares could be more or less than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the statutory right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the Offeror is not entitled to effect, or elects not to pursue, a Compulsory Acquisition, the Offeror currently intends to take such actions as may be necessary for the Offeror to acquire, directly or indirectly, the remaining Common Shares not acquired under the Offer as soon as practicable after completion of the Offer by way of an amalgamation, statutory arrangement, merger, reorganization, consolidation, recapitalization or other transaction involving Canadian Hydro and/or its subsidiaries and the Offeror and/or one or more affiliates of the Offeror (a “Subsequent Acquisition Transaction”). If a Subsequent Acquisition Transaction is effected, it is currently intended that the terms of any such transaction will provide that each Shareholder be entitled to receive the consideration at least equal in value to and in the same form as the amount paid per Common Share to Shareholders under the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer.

MI 61-101 deems a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of such holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to: (a) prepare a formal valuation of the affected securities (and, subject to certain exemptions, any non-cash consideration being offered therefor, subject to certain exceptions) and (b) provide to the holders of the affected securities a summary of such valuation or the entire valuation. The Offeror intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Canadian Hydro or the Offeror or their affiliates, as appropriate) from the valuation requirements of MI 61-1011 in connection with any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration per security under such transaction is at least equal in value to and is in the same form as the consideration that depositing securityholders were entitled to receive in the take-over bid (for these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemable securities, are deemed to be the consideration received in the business combination), provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure under this Section 8 of this Circular and currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the considered offered under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Time. Accordingly, the Offeror expects to rely on the exemption from the requirement to prepare a formal valuation in connection with a Subsequent Acquisition Transaction.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the Offeror expects that the provisions of the ABCA and Canadian Hydro’s constating documents may require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required securityholder approval under the ABCA or Canadian Hydro’s constating documents, in order to complete a business combination, the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. In relation to any Subsequent Acquisition Transaction, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all Shareholders other: (a) than the Offeror; (b) any “interested party” (within the meaning of MI 61-101); (c) any “related party” of the Offeror any other “interested party” (in each case within the meaning of MI 61-101) including, but subject to a limited exemption, any director or senior officer of the Offeror, affiliate or insider of the Offeror; and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons.

However, MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer as “minority” shares and include the votes attached to such shares in calculating the favourable votes cast in respect of such Subsequent Acquisition Transaction that is a business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per Common Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who deposited such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of M1 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of Shareholders in Canada.

The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause the Common Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction. To the knowledge of the Offeror as of the date hereof, after reasonable inquiry, no votes attached to any Common Shares (other than votes attached to the Common Shares owned by the Offeror prior to the Expiry Time) would be required to be excluded in determining whether minority approval for any Subsequent Acquisition Transaction has been obtained. The Offeror expects that only holders of Common Shares would be entitled to vote on a Subsequent Acquisition Transaction.

In addition, under MI 61-101, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by a Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer and could be based on considerations other than, or in addition to, the market price for the Common Shares.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Common Shares, will necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Canadian Hydro, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable laws, including a Subsequent Acquisition Transaction on terms not described in this Circular.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 16 of this Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of this Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their tax and legal advisors for advice with respect to the tax consequences of a Subsequent Acquisition Transaction and for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Other Alternatives

If the Offeror is unable or decides not to effect a statutory Compulsory Acquisition or a Subsequent Acquisition Transaction, then it will evaluate other available alternatives to acquire the remaining Common Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise or from Canadian Hydro, or taking no further action to acquire additional Common Shares. Subject to applicable law, any additional purchases of Common Shares could be at a price greater than, equal to or less than the price to be paid for Common Shares under the Offer and could be for cash and/or securities and/or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

Judicial Developments

Prior to the adoption of Ml 61-101 (or its predecessors), Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions or business combinations. The present trend in both legislation and in Canadian jurisprudence has been towards permitting going private transactions or business combinations to proceed subject to compliance with procedures designed to ensure substantive fairness in the treatment of minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

9.                                      OWNERSHIP OF SECURITIES OF CANADIAN HYDRO

None of:

(a)                                  the Offeror or TransAlta;

(b)                                 any of the directors and officers of the Offeror or TransAlta; or

(c)                                  to the knowledge of the Offeror or TransAlta after reasonable enquiry:

(i)                                     each associate or affiliate of an insider of the Offeror or TransAlta;

(ii)                                  an insider of the Offeror or TransAlta, other than a director or officer of the Offeror or TransAlta; or

(iii)                               any “person” (as defined in MI 62-104) acting jointly or in concert with the Offeror or TransAlta

(collectively, the “Offeror Group”),

beneficially owns, directly or indirectly, or controls or exercises direction over any securities of Canadian Hydro other than as set forth in the table below:

Name	Relationship with TransAlta	Number of Common Shares	% of Outstanding Common Shares

Gordon S. Lackenbauer	Director	75,000	0.05

10.                               TRADING IN SECURITIES OF CANADIAN HYDRO

To the knowledge of the Offeror, after reasonable enquiry, none of the Offeror Group has purchased or sold any securities of Canadian Hydro during the six month period preceding the Offer Commencement Date.

11.                               AGREEMENTS, COMMITMENTS OR UNDERSTANDINGS

Except in respect of the Offer, and as otherwise described herein, there are:

(a)                                  no agreements, commitments or understandings made or proposed to be made between the Offeror or TransAlta and any of the directors or officers of Canadian Hydro and no payments or other benefits are proposed to be made or given by the Offeror or TransAlta to such directors or officers by way of compensation for loss of office or to such directors or officers for remaining in or retiring from office if the Offer is successful;

(b)                                 no agreements, commitments or understandings made or proposed to be made between the Offeror or TransAlta and any security holder of Canadian Hydro relating to the Offer;

(c)                               no agreements, commitments or understandings made between the Offeror or TransAlta and Canadian Hydro relating to the Offer and there are no other agreements, commitments or understandings of which the Offeror or TransAlta is aware that could affect control of Canadian Hydro, including an agreement with change of control provisions, a security holder agreement or a voting trust agreement that the Offeror or TransAlta has access to and that can reasonably be regarded as material to a security holder of Canadian Hydro in deciding whether to deposit Common Shares under the Offer other than the Shareholder Rights Plan; and

(d)                                 no agreements, commitments or undertakings made by the Offeror Group to acquire securities of Canadian Hydro.

There is no person acting jointly or in concert with the Offeror or TransAlta in connection with the transactions described in the Offer and this Circular.

12.                               SOURCE OF FUNDS

The Offeror estimates that if it acquires all of the Common Shares pursuant to the Offer, the total amount of cash required for the purchase of the Common Shares will be approximately $675 million (assuming the conversion, exchange or exercise of all outstanding Canadian Hydro Options with an exercise price less than the Offer Price).  The Offeror will satisfy or arrange for the satisfaction of such funding requirements through cash to be made available to the Offeror by TransAlta from its existing cash resources, existing credit facilities and new committed credit facilities in the amount of $1.22 billion.  The Offeror’s obligation to purchase the Common Shares tendered to the Offer is not subject to any financing condition.  TransAlta proposes to repay the new committed credit facilities with permanent long-term debt funding. In addition, TransAlta may repay a portion of the new committed credit facilities with proceeds from a future $250 million to $300 million equity offering.

TransAlta has obtained a commitment letter (the “Commitment Letter”) dated July 17, 2009, from Royal Bank of Canada (“RBC”) pursuant to which RBC has committed to provide, on a fully underwritten basis, the new credit facilities described below.  Pursuant to the terms of the Commitment Letter, RBC will act as the lead arranger of a syndicate of financial institutions arranged and structured by RBC that will provide credit facilities in the amount of $1.22 billion.  The new credit facilities will rank equally with TransAlta’s existing credit facilities and senior debentures.  The new credit facilities will bear interest and be subject to fees at levels customary for credit facilities of their type. Voluntary repayments of the new credit facilities (in whole or in part) or permanent cancellation of a portion thereof will be permitted without penalty or premium, at the option of TransAlta.  The new credit facilities are also subject to conditions including representations and warranties, covenants and events of default and conditions precedent that are customary in nature and scope for credit facilities of their type.

13.                               EFFECT OF THE OFFER ON MARKETS AND LISTINGS

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Common Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Common Shares on the TSX. Among such criteria are the minimum number of Shareholders, the minimum number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. It is the intention of the Offeror to delist the Common Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Following completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Canadian Hydro to cease to be a reporting issuer under applicable Securities Laws.

Non-Resident Shareholders are cautioned that, if the Common Shares are not listed on a designated stock exchange (which currently includes the TSX) at the time they are disposed of (such as a disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction), certain negative Canadian federal income tax consequences may arise. See Section 16 of this Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Delisting of Common Shares Following Completion of the Offer”. Non-Resident Shareholders should consult their own tax advisors in the event the Common Shares are delisted.

14.                               OTHER MATERIAL FACTS

Neither the Offeror nor TransAlta is aware of:

(a)                                  any material facts concerning the securities of Canadian Hydro; or

(b)                                any other matter not disclosed in the Offer or Circular that has not previously been generally disclosed and that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

15.                               REGULATORY MATTERS

Competition Act

Under Part IX of the Competition Act, certain acquisitions of securities of entities that carry on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. Where pre-merger notification is required, certain information must be provided to the Commissioner and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period. After a complete pre-merger notification is filed, an initial 30-day statutory waiting period (“Waiting Period”) commences. At any time during the Waiting Period, the Commissioner may issue a supplementary information request (“SIR”) to the parties. If issued, the SIR will require the parties to provide further information to the Commissioner. Issuance of a SIR by the Commissioner will extend the Waiting Period to 30 days beyond the date upon which the parties file all of the information requested in the SIR.

If, as a result of her review, the Commissioner is the of the view that the Offer and the transactions related thereto prevent or lessen, or are likely to prevent or lessen, competition substantially in a relevant market, the Commissioner may, prior to the expiration of the Waiting Period, apply to the Competition Tribunal for an order under the merger provisions of the Competition Act directing the parties not to proceed with the transaction or, with the consent of the parties, for an order directing the parties to take other activities designed to address the likely anti-competitive impact of the transaction.

If, as a result of her review, the Commissioner is of the view that the Offer and the transactions related thereto do not prevent or lessen, or are not likely to prevent or lessen, competition substantially in a relevant market, the Commissioner may terminate the Waiting Period prior to its expiration by advising the parties that the Commissioner does not intend to make an application for an order under the merger provisions of the Competition Act.

Notwithstanding compliance by the parties with the Part IX pre-merger notification provisions, the Commissioner has a period of one year following completion of the transaction to seek an order under the merger provisions of the Competition Act.

Where a transaction does not raise substantive issues under the Competition Act, the parties may, in lieu of notifying the Commissioner of the transaction under Part IX of the Competition Act, apply to the Commissioner under Part VIII of the Competition Act for an ARC.  The parties may, in addition, request that if no ARC is issued, the Commissioner advise the parties that the Commissioner does not intend to make an application for an order under the merger provisions of the Competition Act.  The Commissioner’s review of a transaction for the purposes of issuing of an ARC may take longer than the statutory Waiting Period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex.  If a transaction is classified as “non-complex” the service standard period is 14 days.  If it is classified as “complex” or “very complex” the service standard period is 10 weeks and five months respectively.

If the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The acquisition of the Common Shares by the Offeror is subject to pre-merger notification under the Competition Act. The Offeror has applied for an ARC in respect of the Offer and has also made a pre-merger notification filing. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that: (i) the Commissioner shall have issued an ARC with respect to the Offer and the transactions related thereto; or (ii) the Waiting Period under Part IX of the Competition Act shall have expired, and the Commissioner shall have advised the parties that the Commissioner does not, at that time, intend to make an application for an order under the merger provisions of the Competition Act with respect to the Offer and the transactions related thereto and any terms and conditions attached to any such letter shall be acceptable to the Offeror, thereto in its sole and absolute discretion.

Based on information available to it, the Offeror is of the view that the Offer and the transactions related thereto can be implemented in accordance with their terms. However, there can be no assurance that a challenge to the completion of the Offer under the Competition Act will not be made or that, if such a challenge were made, the Offeror would prevail or would be required to accept certain adverse conditions in order to complete the Offer.

16.                               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to TransAlta and the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described under “Acquisition Of Common Shares Not Deposited” in Section 8 of this Circular and who, at all relevant times, for the purposes of the Tax Act: (a) deals at arm’s length with the Offeror and Canadian Hydro; (b) is not affiliated with the Offeror or Canadian Hydro; and (c) holds the Common Shares as capital property.

Common Shares will generally be considered to be capital property to a Shareholder unless such Common Shares are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who are residents of Canada for the purposes of the Tax Act and whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election, and in all subsequent taxation years, deemed to be capital property. Shareholders who do not hold their Common Shares as capital property should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

This summary is based on the current provisions of the Tax Act and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in their present form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder who, for the purposes of the Tax Act, is: (i) a “financial institution” for purposes of the “mark-to-market property” rules; (ii) a “specified financial institution”; (iii) a Shareholder, an interest in which is a “tax shelter investment”; or (iv) a Shareholder who has elected under the Tax Act to report its tax results in a currency other than Canadian currency. In addition, this summary is not applicable to a Shareholder who acquired his or her Common Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations with respect to the tax consequences to any particular Shareholder are made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or other local tax authority.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be for purposes of the Tax Act or any bilateral tax treaty, resident in Canada (a “Resident Shareholder”).

Sale Pursuant to the Offer

A Resident Shareholder who disposes of Common Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Resident Shareholder immediately before the disposition.

A Resident Shareholder generally will be required to include, in computing its income for a taxation year, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in such taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a Common Share by a Resident Shareholder that is a corporation may be reduced by dividends previously received or deemed to have been received by it on such Common Share, to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that throughout the taxation year is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including an amount in respect of taxable capital gains.

Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Compulsory Acquisition of Common Shares

As described under “Acquisition of Common Shares Not Deposited — Compulsory Acquisition” in Section 8 of this Circular, the Offeror may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to a Compulsory Acquisition. A Resident Shareholder who disposes of Common Shares in such circumstances will realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment described above under “Sale Pursuant to the Offer”.

A Resident Shareholder who dissents in a Compulsory Acquisition and is entitled to receive the fair value of its Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount fixed as such by the court (excluding the amount of any interest awarded by the court). As a result, such dissenting Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Shareholder by a court will be included in computing such Resident Shareholder’s income for the purposes of the Tax Act.

Resident Shareholders whose Common Shares may be acquired in these circumstances should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

As described under “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction” in Section 8 of this Circular, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. Such means include an amalgamation, arrangement, capital reorganization, share consolidation, or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Canadian Hydro with the Offeror and/or one or more of its affiliates. Pursuant to such amalgamation, Shareholders who have not deposited their Common Shares under the Offer could have their Common Shares exchanged for redeemable preference shares of the amalgamated corporation (the “Redeemable Shares”) which would then be immediately redeemed for cash. A Resident Shareholder generally would not realize a capital gain or capital loss as a result of the share exchange under the amalgamation, and the Resident Shareholder’s cost of the Redeemable Shares received would be equal to the aggregate adjusted cost base of the Common Shares to the Resident Shareholder immediately before the amalgamation. Upon the subsequent redemption of the Redeemable Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of Subsection 55(2) of the Tax Act to holders of such Redeemable Shares that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for the purpose of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares. The tax consequences in respect of any such capital gain or capital loss generally would be as described above under “Sale Pursuant to the Offer”.

Subject to the potential application of subsection 55(2) of the Tax Act, dividends deemed to be received by a Resident Shareholder that is a corporation as a result of the redemption of the Redeemable Shares will be included in computing the corporation’s income, but normally will also be deductible in computing the corporation’s taxable income. However, in circumstances where subsection 55(2) of the Tax Act applies, all or part of the deemed dividend received by a Resident Shareholder that is a corporation may be deemed not to be a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares. Accordingly, Resident Shareholders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision to them.

Dividends deemed to be received by a Resident Shareholder who is an individual (including a trust) as a result of the redemption of the Redeemable Shares will be included in computing the Resident Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit for “eligible dividends”. A dividend is eligible for purposes of the enhanced gross-up and dividend tax credit if the paying corporation designates the dividend as an eligible dividend. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax equal to 1/3 of dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income.

In the event that the Offeror decides to implement a Subsequent Acquisition Transaction by means of an amalgamation as described above, the Offeror’s current intention is to effectively allocate to the Redeemable Shares an amount of paid-up capital equal to the aggregate redemption price of such Redeemable Shares, with the result that, upon the redemption of a Redeemable Share, the holder thereof (i) would realize a capital gain (or capital loss) to the extent that the redemption price of such share exceeds (or is less than) the aggregate of the adjusted cost base to the holder of such share and any reasonable costs of disposition, and (ii) would not be deemed to have received a dividend. However, no assurances can be given in this regard.

Under the current administrative practice of the CRA, Resident Shareholders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder in respect of such Common Shares (excluding any interest awarded by a court). However, because of uncertainty under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their own tax advisors in this regard. Any interest awarded to the Resident Shareholder by a court will be included in the Resident Shareholder’s income for the purposes of the Tax Act.

A Subsequent Acquisition Transaction could also be implemented by means of a capital reorganization of Canadian Hydro pursuant to which Resident Shareholders who have not deposited their Common Shares under the Offer could have their Common Shares exchanged for special shares of Canadian Hydro (the “Special Shares”) which would then be immediately sold to the Offeror for cash. A Resident Shareholder generally would not realize a capital gain or capital loss as a result of the share exchange under the capital reorganization, and the cost of the Special Shares received would be equal to the aggregate adjusted cost base of the Common Shares to the Resident Shareholder immediately before the exchange. Upon the sale of the Special Shares, the Resident Shareholder would realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment described above under “Sale Pursuant to the Offer”, but Resident Shareholders whose Special Shares may be so acquired should consult their own tax advisors in this regard.

Resident Shareholders who exercise their statutory right of dissent in respect of a capital reorganization and are paid the fair value of the shares by Canadian Hydro will be deemed to have received a dividend to the extent that the amount received (less the amount of any interest ordered by a court) exceeds the paid-up capital of the Common Shares for purposes of the Tax Act. The difference between the amount received (less the amount of any interest ordered by a court) and the amount of the deemed dividend would be treated as proceeds of disposition of the Common Shares for the purpose of computing any capital gain or capital loss arising on the disposition of the Common Shares. The tax consequences in respect of any such capital gain or capital loss generally would be as described above under “Sale Pursuant to the Offer”. The tax treatment of any dividend deemed to have been received in such circumstances generally will be the same as the tax treatment of dividends deemed to have been received on the redemption of Redeemable Shares, as described above.  Any interest awarded to a dissenting Resident Shareholder will be included in the Resident Shareholder’s income for purposes of the Tax Act.

A Subsequent Acquisition Transaction could also be implemented by means of a share consolidation of Canadian Hydro pursuant to which Resident Shareholders who have not deposited their Common Shares under the Offer could have their Common Shares exchanged for a fraction of a Share in respect of which such Shareholders would receive a cash payment. A Resident Shareholder whose Common Shares are consolidated and who receives a cash payment from Canadian Hydro would generally be deemed to have received a taxable dividend (subject to the potential application of Subsection 55(2) of the Tax Act to Resident Shareholders that are corporations, as discussed above) equal to the amount by which such cash payment exceeds the paid-up capital for purposes of the Tax Act of the Common Shares previously held by such Resident Shareholder. The difference between the cash received and the amount of the deemed dividend would be treated as proceeds of disposition of such Common Shares. The tax consequences in respect of any such capital gain or capital loss generally would be as described above under “Sale Pursuant to the Offer”. The tax treatment of any dividend deemed to have been received in such circumstances generally would be the same as the tax treatment of dividends deemed to have been received on the redemption of Redeemable Shares, as described above.

Resident Shareholders who exercise their statutory right of dissent in respect of a consolidation and are paid the fair value of their Common Shares by Canadian Hydro will be deemed to have received a dividend to the extent that the amount received (less the amount of any interest ordered by a court) exceeds the paid-up capital of the Common Shares for purposes of the Tax Act. The difference between the amount received (less the amount of any interest ordered by a court) and the amount of the deemed dividend will be treated as proceeds of disposition of the Common Shares for the purpose of computing any capital gain or capital loss arising on the disposition of such Common Shares. The tax treatment of any dividend deemed to have been received in such circumstances generally would be the same as the tax treatment of dividends deemed to have been received on the redemption of Redeemable Shares, as described above. Any interest awarded to a dissenting Resident Shareholder will be included in the Resident Shareholder’s income for purposes of the Tax Act.

As an alternative to the amalgamation, capital reorganization or share consolidation discussed herein, the Offeror may propose a Subsequent Acquisition Transaction to be effected by a statutory arrangement or other transaction, the tax consequences of which may differ from those arising on the sale of Common Shares under the Offer or an amalgamation, capital reorganization or share consolidation and will depend on the particular form and circumstances of such alternative transaction. No view is expressed herein as to the tax consequences of any such transaction to a Resident Shareholder.

Shareholders Not Resident in Canada

The following summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada for purposes of the Tax Act and any bilateral tax treaty and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere, and any such insurers should consult their own tax advisors.

Sale Pursuant to the Offer

A Non-Resident Shareholder who disposes of Common Shares to the Offeror pursuant to the Offer will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of such Common Shares provided the Common Shares are not “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Shareholder at the time of the disposition of such Common Shares.

Generally, Common Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (a) the Common Shares are listed on a designated stock exchange (which currently includes the TSX) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the shares of any class or series of Canadian Hydro at any time during the 60 month period immediately preceding that time. Common Shares may also be deemed to constitute taxable Canadian property to a Non-Resident Shareholder in certain circumstances specified under the Tax Act.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, any capital gain realized upon the disposition or deemed disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from tax pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Shareholders should consult their own advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and the capital gain otherwise to be realized upon a disposition of such Common Shares to the Offeror is not exempt from Canadian tax by virtue of an applicable income tax treaty or convention, the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer” will generally apply. Such Non-Resident Shareholders whose Common Shares are taxable Canadian property should consult their own tax advisors in this regard.

Compulsory Acquisition

As described under “Acquisition of Common Shares Not Deposited — Compulsory Acquisition” in Section 8 of this Circular, the Offeror may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to a Compulsory Acquisition. Subject to the discussion below under “Delisting of Common Shares Following Completion of the Offer”, the Canadian federal income tax consequences to a Non-Resident Shareholder who disposes of Common Shares in such circumstances generally will be as described above under “Shareholders Not Resident in Canada — Sale Pursuant to the Offer”. Non-Resident Shareholders whose Common Shares may be acquired in these circumstances should consult their own tax advisors in this regard.

Any interest awarded to a dissenting Non-Resident Shareholder will not be subject to withholding tax in Canada unless such Non-Resident Shareholder does not deal at arm’s length with Canadian Hydro.

Subsequent Acquisition Transaction

As described under “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction” in Section 8 of this Circular, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend pursuant to a Subsequent Acquisition Transaction, as discussed above under “Shareholders Resident in Canada — Subsequent Acquisition Transaction”. Whether or not a Non-Resident Shareholder would be subject to tax under the Tax Act on any such capital gain would depend on whether the Common Shares, Redeemable Shares, Special Shares or fractional shares, as the case may be, are “taxable Canadian property” to the Non-Resident Shareholder for purposes of the Tax Act and whether the Non-Resident Shareholder is entitled to relief under an applicable income tax treaty or convention and other circumstances at that time (see in particular the discussion below under “Delisting of Common Shares Following Completion of the Offer”). Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax convention. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Common Shares Following Completion of the Offer

As described above under “Effect of the Offer on Markets and Listings” in Section 13 of this Circular, the Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition by a Non-Resident Shareholder pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Common Shares, Redeemable Shares, Special Shares or fractional shares, as the case may be, are not listed or deemed to be listed on a designated stock exchange (which includes the TSX) at the time they are disposed of: (a) the Common Shares, Redeemable Shares, Special Shares, or fractional shares, as the case may be, will generally be taxable Canadian property to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, unless any such gain is exempt from taxation under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention; and (c) certain notification and/or withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Shareholder, in which case the Offeror may be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General of Canada on behalf of the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of not disposing of their Common Shares pursuant to the Offer.

17.                               CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) THIS CIRCULAR IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE; (B) THIS CIRCULAR IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) A TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Common Shares with respect to the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition).  This summary deals only with Common Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation,  dealers in securities or currencies, traders that elect to use a mark-to-market method of accounting, holders that own Common Shares as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment, banks or other financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders that acquired Common Shares in a compensatory transaction, holders that actually or constructively own 10% or more of the total voting power or value of all outstanding Canadian Hydro stock or holders that acquired Common Shares upon the conversion or exchange of other stock or securities.

This summary is based upon the Code, Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect).  No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set out below.

Further, this summary does not address the state, local and foreign tax consequences of the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition).  This summary additionally does not address the tax consequences of a disposition of the Common Shares pursuant to a Subsequent Acquisition Transaction described above in “Acquisition of Common Shares Not Deposited—Subsequent Acquisition Transaction.”  Each holder should consult its own tax advisor regarding the U.S. federal, state, local and foreign and other tax consequences of disposing of the Common Shares pursuant to the Offer (or a Compulsory Acquisition) or a Subsequent Acquisition Transaction.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof or therein (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (A) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Code Section 7701(a)(30), or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds the Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners of a partnership holding Common Shares should consult their tax advisors regarding the U.S. federal income tax consequences of the disposition of the Common Shares pursuant to the Offer (or Compulsory Acquisition).

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company”, a U.S. Holder who sells Common Shares in the Offer (or a Compulsory Acquisition) generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (other than amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for U.S. federal income tax purposes, which will be treated as ordinary income) and the U.S. Holder’s adjusted tax basis in the Common Shares sold in the Offer (or a Compulsory Acquisition).  In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, will be subject to a maximum U.S. federal income tax rate of 15% if the Common Shares were held for more than one year.  The deductibility of capital losses is subject to limitations.

If a U.S. Holder is a cash-basis taxpayer and receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such Common Shares, as determined on the settlement date of such sale or other taxable disposition.  If a U.S. Holder is an accrual-basis taxpayer, such U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided the election is applied consistently from year to year.  The election may not be changed without the consent of the IRS.  If a U.S. Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder might have a foreign currency gain or loss for U.S. federal income tax purposes.  This gain or loss is equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other taxable disposition of Common Shares and on the date of payment. Any such currency gain or loss would be in addition to the gain or loss, if any, that such U.S. Holder recognizes on the sale or other taxable disposition of Common Shares and generally would be ordinary U.S. source gain or loss.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Holder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations.  Gain on the disposition of Common Shares generally will be U.S. source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the income tax treaty between the United States and Canada.  U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Common Shares in the Offer (or a Compulsory Acquisition).

Passive Foreign Investment Company

If Canadian Hydro is or has been a passive foreign investment company at any time during a U.S. Holder’s holding period and the U.S. Holder did not timely elect to be taxable currently on his or her pro rata share of Canadian Hydro’s earnings pursuant to a qualified electing fund election, or to be taxed on a “mark-to-market” basis with respect to its Common Shares, any gain recognized by the U.S. Holder as a result of its participation in the Offer (or a Compulsory Acquisition) will be treated as ordinary income and will be subject to an interest charge.  Canadian Hydro will be a passive foreign investment company in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 50% of the gross value of its assets, based on a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income; or (ii) at least 75% of its gross income is “passive income”.  U.S. Holders are urged to consult their own tax advisors regarding the consequences of Canadian Hydro being classified as a passive foreign investment company.

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition).

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax.  Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

18.                               DEPOSITARY AND INFORMATION AGENT

Depositary

The Offeror has engaged CIBC Mellon Trust Company to act as depositary for the receipt of certificates in respect of Common Shares (and Rights Certificates, if applicable) and related Letters of Transmittal deposited under the Offer. The Depositary has also been engaged to receive Notices of Guaranteed Delivery deposited under the Offer and to make the payments for Common Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer. However, an investment advisor, stockbroker, bank, trust company or other nominee through which a Shareholder owns Common Shares may charge a fee to deposit Common Shares on behalf of the Shareholder. Shareholders should consult their investment advisor, stockbroker, bank, trust company or other nominee, as applicable, to determine whether any charges will apply.

Questions and requests for assistance concerning the Offer should be made directly to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at its office in Toronto, Ontario.

Information Agent

The Offeror has retained Georgeson Shareholder Communications Canada Inc. as the Information Agent for the Offer. The Information Agent will be responsible for providing information about the Offer to Shareholders and may contact Shareholders by mail, telephone, telecopy, email or in person and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Common Shares.  The Information

Agent will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for certain out-of pocket expenses and will be indemnified against certain liabilities and expenses.

Questions and requests for assistance may be directed to the Information Agent at 1-866-783-6752 (toll free) or 1-212-806-6859 (collect; outside North America).

19.                               DEALER MANAGERS

The Offeror has retained RBC Dominion Securities Inc. and Goldman Sachs Canada Inc. as Dealer Managers in Canada. The Dealer Managers will be paid a fee by the Offeror, reimbursed by the Offeror for all reasonable expenses related to the Offer and will be indemnified against certain liabilities, including liabilities in connection with the Offer.

The Dealer Managers have undertaken to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada to solicit acceptances of the Offer from Shareholders in Canada. Each member of the Soliciting Dealer Group, including RBC Dominion Securities Inc. and Goldman Sachs Canada Inc., is referred to herein as a “Soliciting Dealer”. The Offeror has agreed to pay each Soliciting Dealer whose name appears in the appropriate place on a properly completed and executed Letter of Transmittal a fee of $0.04 for each Common Share deposited and taken up by the Offeror under the Offer, provided that the fee in respect of any single beneficial owner of Common Shares shall not be less than $75 or more than $1,000 for each Soliciting Dealer whose name appears in the appropriate place on the properly completed and executed Letter of Transmittal. Where Common Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum or maximum fee amounts will be applied separately in respect of each such beneficial owner, provided that the minimum fee of $75 will only be payable in respect of deposits of Common Shares equal to or greater than 1,500 Common Shares. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror before payment of such fee.

Except as set forth above, the Offeror will not pay any expenses, fees or commissions to any broker, dealer or other Person for soliciting deposits of Common Shares pursuant to the Offer.

20.                               LEGAL MATTERS

Legal matters on behalf of the Offeror and TransAlta will be passed upon by Burnet, Duckworth & Palmer LLP, Canadian counsel to the Offeror and TransAlta.

21.                               STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Canadian Hydro with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

Such rights may in certain cases need to be exercised through CDS or DTC on behalf of a Shareholder.  Accordingly, Shareholders should contact their broker or other nominee for assistance as required.

22.                               APPROVAL OF OFFER AND TAKE-OVER BID CIRCULAR

The contents of the Offer and this Circular have been approved and their sending to the Shareholders has been authorized by the board of directors of each of the Offeror and TransAlta.

CONSENT OF COUNSEL

TO:                    The Directors of 1478860 Alberta Ltd.

AND TO:         The Directors of TransAlta Corporation

We refer to the offer of the Offeror to acquire all of the common shares of Canadian Hydro dated July 22, 2009 (the “Offer”).

We hereby consent to the reference to our name under “Legal Matters” and to the use of our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the take-over bid circular accompanying the Offer.

Calgary, Alberta
July 22, 2009	(Signed) Burnet, Duckworth & Palmer LLP

APPROVAL AND CERTIFICATE OF 1478860 ALBERTA LTD.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated:    July 22, 2009

(Signed) Dawn L. Farrell	(Signed) Brian Burden
President	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Dawn L. Farrell	(Signed) Kenneth S. Stickland
Director	Director

APPROVAL AND CERTIFICATE OF TRANSALTA CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated:    July 22, 2009

(Signed) Stephen G. Snyder	(Signed) Brian Burden
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) William D. Anderson	(Signed) Donna Soble Kaufman
Director	Director

The Depositary for the Offer is:

CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West, Securities Level
Toronto, Ontario	Toronto, Ontario
M5C 2K4	M5L 1G9
Attention: Corporate Restructures	Attention: Corporate Restructures

Toll Free (North America): 1-800-387-0825

Overseas: (416) 643-5500

Email: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

100 University Avenue, 11th Floor

Toronto, Ontario, Canada

M5J 2Y1

North American Toll Free Number: 1-866-783-6752

Bank, Brokers and collect calls: 1-212-806-6859

The Dealer Managers for the Offer are:

RBC Dominion Securities Inc.	Goldman Sachs Canada Inc.
200 Bay Street, 4th Floor	1310, 311 – 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596

Any questions and requests for assistance may be directed by Shareholders to the Information Agent, the Depositary or the Dealer Managers at their respective telephone numbers and locations set forth above.